EMX Royalty Corporation
Management's Discussion and Analysis
Year Ended December 31, 2024

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
General
This Management's Discussion and Analysis ("MD&A") for EMX Royalty Corporation (the "Company", or "EMX") has been prepared based on information known to management as of March 12, 2025. This MD&A is intended to help the reader understand the consolidated financial statements and should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 2024, prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. All dollar amounts included therein and in the this MD&A are in United States dollars except where noted.
Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the "Forward-Looking Information and Cautionary Statement" at the end of this MD&A. Additional information related to the Company, including our Annual Information Form ("AIF") and Form 40-F, are available on SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov, respectively. These documents contain descriptions of certain of EMX's producing royalties as well as summaries of the Company's advanced royalties, exploration royalties and royalty generation assets. For additional information, please see our website at www.emxroyalty.com.

Abbreviated Definitions
Periods under review
"Q4"	The three-month period ended December 31
"Q3"	The three-month period ended September 30
"Q2"	The three-month period ended June 30
"Q1"	The three-month period ended March 31

Measurement
"GEO"	Gold equivalent ounces
"oz"	Ounce
"t"	Tonne
"lb"	Pound
"Kt"	Thousand tonnes
"Mlbs"	Million pounds
"Tsol"	Total soluble

Interest types
"NSR"	Net smelter return
"GSR"	Gross smelter return
"NPI"	Net profits interest
"AMR"	Advance minimum royalty
"AAR"	Annual advance royalty

Places and currencies
"U.S."	United States
"$" or "USD"	United States dollars
"C$" or "CAD"	Canadian dollars

Other
"FS"	Feasibility study
"IRR"	Internal rate of return
"LOM"	Life of mine
"NPV"	Net present value
"PEA"	Preliminary Economic Assessment
"PFS"	Pre-feasibility study

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	2

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Overview
EMX is in the business of acquisition and management of royalties, strategic investments, and organically generating royalties derived from a portfolio of mineral property interests. EMX's royalty and mineral property portfolio consists of 247 royalties and royalty generating properties in North America, Europe, Türkiye, Latin America, Morocco and Australia. The Company's portfolio is comprised of the following:

Asset Type	Quantity
Producing Royalties	7
Advanced Royalties	10
Exploration Royalties	125
Total Royalties	142

Royalty Generation Properties	105
The Company's common shares are listed on the TSX Venture Exchange ("TSX-V") and the NYSE American Exchange ("NYSE America") under the symbol "EMX", and also trade on the Frankfurt Stock Exchange under the symbol "6E9".

Strategy
EMX's strategy is to provide our shareholders and other stakeholders exposure to exploration success and commodity upside through successful implementation of our royalty business. The Company believes in having a strong, balanced exposure to precious and base metals with an emphasis on gold and copper. The three key components of the Company's business strategy are summarized as:
•Royalty Acquisition. The purchase of royalty interests allows EMX to acquire assets that range from producing mines to development projects. In conjunction with the acquisition of producing and pre-production royalties in the base metals, precious metals, and battery metals sectors, the Company will also consider other cash flowing royalty acquisition opportunities, including the energy sector.
•Royalty Generation and Project Evaluation. EMX's more than 20-year track record of successful exploration initiatives has developed into an avenue to organically generate mineral property royalty interests. The strategy is to leverage in-country geological expertise to acquire prospective properties on open ground, and to build value through low-cost work programs and targeting. These properties are sold or optioned to partner companies for retained royalty interests, AMR and AAR payments, project milestone payments, and other consideration that may include equity interests. Pre-production payments provide early-stage cash flows to EMX, while the operating companies build value through exploration and development. EMX participates in project upside optionality at no additional cost, with the potential for future royalty payments upon the commencement of production.
•Strategic Investment. An important complement to EMX's royalty generation and royalty acquisition initiatives comes primarily from strategic equity investments in companies, with what EMX considers to be, under-valued mineral assets that have upside exploration or development potential. Exit strategies can include equity sales, royalty positions, or a combination of both.
EMX has a combination of producing royalties, advanced royalty projects and early-stage exploration royalty properties providing shareholder's exposure to immediate cash flow, near-term development of mines, and long-term exposure to class leading discoveries. Unlike other royalty companies, EMX has focused a significant portion of its expertise and capital toward organically generating royalties. We believe putting people on the ground generating ideas and partnering with major and junior companies is where EMX can generate the highest return for our shareholders. This diversified approach towards the royalty business provides a foundation for supporting EMX's growth and increasing shareholder value over the long term.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	3

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Highlights
The financial year ended December 31, 2024 year was a significant one for EMX as we increased our (effective) NSR royalty in the Caserones property to 0.8306%, continued on a strong uptrend in revenue due to robust royalty production and strong metal prices, refinanced our corporate debt with Franco-Nevada Corporation ("Franco"), repurchased 3,520,208 common shares through our Normal Course Issuer Bid ("NCIB") program, and completed the acquisition of a 1% NSR royalty on the Chapi Copper Mine in Peru. EMX continued to invest capital acquiring and generating royalties around the world, while our partners invested significant capital to expand operations at existing mines, advance towards the development of new mines, and explore for new opportunities.
Subsequent to the end of the year, EMX repurchased the remaining 1,479,792 common shares allowed under the NCIB program for $2,499,000, which totaled 5,000,000 common shares repurchased and cancelled. Additionally, EMX purchased an additional 1% NSR on the Chapi Copper Mine bringing the total NSR to 2% at a total purchase price of $10,000,000.
When excluding the portion of the one-time Timok catch-up payment received in Q3 2023 that related to 2021 and 2022, totaling $4,783,000 (2,480 GEOs sold), the Company experienced increases of $4,466,000 and $7,156,000 in adjusted revenue and other income1 and adjusted royalty revenue1, respectively, relative to 2023. This was due to outstanding performances during the year at Gediktepe, Timok and Leeville, credited to significant increases in realized gold prices as well as strong increases in production compared to 2023.
Summary of Financial Highlights for the Three Months and Year Ended December 31, 2024:

	For the three months ended December 31,		For the year ended December 31,
(In thousands)	2024	2023	2024	2023

Statement of Income
Revenue and other income	$8,176	$7,546	$27,448	$26,621
General and administrative	(1,705)	(1,383)	(7,084)	(6,045)
Royalty generation and project evaluation costs, net	(2,053)	(2,279)	(10,984)	(10,806)
Income from operations	3,390	1,591	964	2,947
Net income (loss)	$1,767	$1,374	$(3,288)	$(4,633)

Statement of Cash Flows
Cash flows from operating activities	$6,492	$4,272	$6,818	$7,059
Cash flows from investing activities	3,939	4,239	6,348	8,827
Cash flows from financing activities	$(5,112)	$(10,606)	$(6,857)	$(12,117)

Non-IFRS Financial Measures[1]
Adjusted revenue and other income	$10,000	$10,920	$36,711	$37,028
Adjusted royalty revenue	$8,757	$8,743	$33,067	$30,694
Adjusted cash flows from operating activities	$7,828	$6,192	$13,590	$14,072
EBITDA	$6,258	$2,123	$10,903	$6,944
Adjusted EBITDA	$6,287	$7,279	$19,220	$20,668
GEOs sold	3,290	4,424	13,897	15,782

Statement of Financial Position
Cash and cash equivalents			$26,773	$20,677
Working capital[1]			41,501	(2,270)
Current debt			-	32,752
Long-term debt			$34,550	$-
1 Refer to the "Non-IFRS Financial Measures" section on page 44 of this MD&A for more information on each non-IFRS financial measure. These non-IFRS measures are not standardized financial measures under the financial reporting framework used to prepare the financial statements to which the measures relates and might not be comparable to similar financial measures disclosed by other issuers.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	4

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Non-IFRS Financial Measures1:
The Company had adjusted revenue and other income, adjusted EBITDA2 and adjusted cash flow from operations of the following:
The Company had adjusted royalty revenue by metal and by asset of the following:
1 Refer to the "Non-IFRS Financial Measures" section on page 44 of this MD&A for more information on each non-IFRS financial measure.
2 Excludes $4,783,000 in catch-up payments received in 2023 from the Timok royalty that relate to prior periods (2021 - $1,587,000 and 2022 - $3,196,000).

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	5

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Guidance
2024 Performance to Guidance
The following is an evaluation of the Company’s performance compared to our 2024 Guidance:

	2024 Results	2024 Guidance[1]
GEO sales[2]	13,897	11,000 to 14,000
Adjusted royalty revenue[2]	$33,067,000	$22,000,000 to $27,500,000
Option and other property income	$1,724,000	$2,000,000 to $3,000,000
Strong performances during the year were marked by all producing royalties including Gediktepe, Caserones, Timok, and Leeville. This resulted in the achievement of the upper range of our GEO sales1 guidance and significantly exceeding our adjusted royalty revenue1 guidance. The Company did not meet its option and other property income guidance due to lower than expected deal flow during the year.
2025 Guidance
Please see our “Forward-Looking Statements” below for more details on our guidance.

2025 Guidance[3]
GEO sales[2]	10,000 to 12,000
Adjusted royalty revenue[2]	$26,000,000 to $32,000,000
Option and other property income	$1,000,000 to $2,000,000
Based on the Company’s existing royalties and information available from its counterparties, we expect GEO sales2 to range from 10,000 to 12,000 GEOs in 2025. The noted decrease in expected GEOs compared to 2024 is due to EMX’s heavy exposure to copper-rich assets, specifically, Caserones and Timok. With copper prices being relatively stable, the significant increases in gold prices may have a negative impact on the GEOs of a copper-based asset.
Guidance in 2025 is based on public forecasts, other disclosure by the owners and operators of our assets, historical performance and management’s understanding of the underlying producing assets. Additionally, the Company may receive information from the owners and operators of the properties, which the Company is not permitted to disclose to the public pursuant to the underlying agreement or the information has not been prepared in accordance with Canadian disclosure standards, including National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).
More specifically, Gediktepe’s guidance contribution is based on a confidential forecast provided by the operator for the 2025 year. Timok’s guidance contribution is based on a confidential forecast provided by the operator. Caserones’ guidance is based on guidance disclosed by the operator. Leeville’s guidance is based on historical performance only as the Company has no rights to data and must rely on publicly available information delivered by the operator. Balya is based on 2024 historical performance only, given limited access to information and Gold Bar South is based on a confidential mine plan provided by the operator.
1 See news release dated March 25, 2024. Assumed commodity prices of $1,939/oz gold and $3.89/lb copper based on CIBC Global Mining Group's Consensus Commodity Price Forecasts published on January 2, 2024.
2 Refer to the "Non-IFRS Financial Measures" section on page 44 of this MD&A for more information on each non-IFRS financial measure.
3 Assumed commodity prices of $2,668/oz gold and $4.26/lb copper based on CIBC Global Mining Group's Consensus Commodity Price Forecasts published on March 3, 2025

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	6

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Outlook
Capital Management
For 2025, EMX believes that capital management is critical to the success of the business and therefore have established the following capital allocation goals for 2025:
•Approximately 20% decrease in operating expenditures when compared to 2024, primarily resulting from a decrease in generative expenditures;
•Continued return of capital through a renewed Normal-Course Issuer Bid (“NCIB”) program in 2025;
•Implementation of a measured and consistent debt repayment strategy; and
•Evaluation of a potential revolving credit facility available to EMX to fund royalty acquisitions.
Portfolio Growth
The Company is excited about the prospect for continued growth in the portfolio for 2025 and the coming years. The drivers for near and long term growth in cash flow will come from the large deposits at Caserones in Chile and Timok in Serbia. At Caserones, Lundin Mining Corporation ("Lundin") has initiated an exploration program which is intended to expand mineral resources and mineral reserves while at the same time looking to increase throughput at the plant. At Timok, Zijin Mining Group Co. ("Zijin") continues to develop the lower zone. Zijin also highlighted a recently discovered exploration target south of the Cukaru Peki mine and within EMX’s royalty footprint. Analysis of recent satellite imagery over the Brestovac license, which contains the Cukaru Peki Mine and is covered by EMX's royalty, shows substantial development of new drill pads with numerous drill rigs visible in the images in the southeast corner of the license.
We anticipate the recently announced $10,000,000 acquisition of a royalty on the Chapi Copper Mine property in Peru will begin contributing to royalty revenue in the first half of 2026. We are excited by the addition of a high-quality copper royalty to the portfolio that has excellent upside development and exploration potential located in the prolific Paleocene-Eocene copper-molybdenum porphyry belt of Southern Peru.
In Türkiye, Gediktepe continues to perform well and beat its production forecast for 2024 and the new owner/operator of Gediktepe highlighted potential for additional oxide gold and polymetallic sulfide mineralization beyond the currently defined resources.
AbraSilver Resource Corp. (“AbraSilver) continues to advance Diablillos in Argentina and announced results from a pre-feasibility study in December 2024. Additionally, we are due to receive at $7,000,000 property payment from AbraSilver in 2025. New and compelling exploration results were also announced at the Viscaria copper-iron-silver development project in Sweden in Q3 2024. These developments are all examples of the upside optionality that exists throughout EMX’s global royalty portfolio.
EMX is well positioned to identify and pursue new royalty and investment opportunities in 2025, while continuing to grow a pipeline of royalty generation properties. As the Company continues to generate revenues from its producing royalty assets and from other option, advance royalty and pre-production payments across its global asset portfolio, various opportunities for capital redeployment will be evaluated. Such opportunities may include the direct acquisition of royalties, continued organic generation of royalties through partner funded projects and purchase of select strategic investments.

Corporate Updates
Acquisition of Additional Royalty Interest on Caserones
In Q1 2024, EMX acquired an additional 0.0531% (effective) NSR royalty interest in the Caserones property, increasing the Company’s NSR royalty interest to 0.8306%, for cash consideration of $4,742,000 pursuant to an agreement with Franco.
Credit Agreement with Franco-Nevada Corporation
In August 2024, the Company entered into a $35,000,000 credit agreement with Franco with a maturity date of July 1, 2029. Upon closing, the Company used the proceeds of the loan to repay the outstanding balance of the Sprott credit facility and for general working capital purposes.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	7

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Appointment of Stefan Wenger as Chief Financial Officer
In September 2024, the Company announced the appointment of Mr. Stefan L. Wenger as Chief Financial Officer effective October 1, 2024. Mr. Wenger was previously the Chief Financial Officer and Treasurer of Royal Gold, Inc., one of the mining industry’s leading royalty companies, from 2006 to 2018.
Acquisition of a Royalty on the Chapi Copper Mine Property
In December 2024, EMX acquired a 1% NSR royalty on the Chapi Copper Mine property in southeastern Peru from Minera Pampa de Cobre S.A.C. ("MPC"), which is owned indirectly by a privately held Canadian company, Quilla Resources Inc. Subsequent to year end, a second 1% NSR interest was acquired by EMX. As consideration for the first 1% NSR interest, the Company paid MPC $3,000,000, and the second 1% NSR interest was acquired for an additional $7,000,000. EMX now holds a 2% NSR royalty on the Chapi Copper Mine property, for a total purchase price of $10,000,000. The 2% NSR royalty covers minerals produced from the approximately 26,000 hectare Chapi property owned by MPC, as well as from any minerals produced from outside the royalty property area, but that are processed at the Chapi Mine processing facilities. The royalty agreement also includes a two-kilometer area of interest around ("AOI") the Chapi property, and any property acquired by MPC within this AOI will also be subject to the 2% NSR royalty. See EMX news releases dated January 6, 2025 and February 3, 2025 for more details on the Chapi royalty acquisition.
Early Property Payment at Berenguela Royalty Property in Peru
The Company received an early Berenguela property payment in late December from Aftermath Silver Ltd. ("Aftermath") totaling $2,900,000. EMX agreed to reduce the payment from $3,000,000 as consideration for the early payment. Aftermath has one final payment pending to EMX totaling $3,250,000 which is due in November 2026. Under the terms of the amended agreement, EMX also agreed to waive Aftermath's obligation to complete a Pre-Feasibility Study in exchange for a final early repayment of $3,250,000 on or before May 23, 2025. Should Aftermath be unable to deliver the final payment on or before May 23, 2025, Aftermath's obligation to complete a Pre-Feasibility Study shall remain in effect.
Sale of Shares in Ensero Holdings Inc (“Ensero”)
Ensero repurchased all of the Company's common and preferred share holdings in Ensero for $5,578,000. The Company invested $3,790,000 in Ensero in 2020, and since making the investment, had earned approximately $1,000,000 in dividends.
Normal Course Issuer Bid
NCIB commenced on February 13, 2024 and expired on February 12, 2025. During 2024, the Company repurchased and cancelled 3,520,208 common shares, pursuant to the Company's NCIB at a cost of $5,658,000. Subsequent to year end, the Company repurchased and cancelled 1,479,792 additional common shares for a total cost of $2,499,000. The Company has repurchased and cancelled all of the 5,000,000 shares allowed under the current NCIB program, representing approximately 4.44% of issued and outstanding shares.
Acquisition of Royalty Interest over Hayasa's Urasar Project
Subsequent to year end, the Company purchased a 0.625% NSR royalty interest covering all minerals produced from the Urasar gold-copper project in northern Armenia, which is wholly owned and being advanced by Hayasa Metals Inc. (“Hayasa”), formerly Fremont Gold Ltd. Further to a joint acquisition agreement between EMX and Franco entered into in 2023, Franco has also acquired a 0.625% NSR royalty. EMX and Franco will pay Hayasa a combined $1,000,000 in exchange for the royalty interest that covers the Urasar project licenses and a surrounding area of interest as well as each receiving 250,000 common share purchase warrants, which can be exercised on a one-for-one basis for common shares of Hayasa within 18 months at a strike price of C$0.22 per common share of Hayasa. See EMX news releases dated January 7, 2025 for more details on the acquisition.
Cyber Event Update
In April 2024, the Company became aware that one of the Company's subsidiaries in Türkiye was the subject of a cyber event resulting in a potential loss of up to $2,326,000. The Company has launched a full investigation of the event and is pursuing recovery of its funds through all legally available means in order to mitigate the loss amount to the fullest extent possible. Subsequent to the cyber event, the Company has evaluated its cyber security risk profile in response, and has addressed the issues, including personnel and operational changes in Türkiye and bolstering existing controls throughout the organization. An

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	8

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
extensive investigation by a reputable third party security firm yielded that there was no intrusion into EMX systems nor its network in its findings. The Company continues to closely monitor its cyber security policies and has confirmed its cyber incident response protocols are effective. Consistent with industry standards, the Company will continue to modify or enhance protective measures going forward.

Key Producing Royalty Updates
Caserones, Chile - Copper and Molybdenum - Effective 0.8306% NSR                 Lundin Mining Corporation
The Caserones open pit mine is developed on a porphyry copper-molybdenum deposit in the Atacama Region of Chile’s Andean Cordillera and is operated by Lundin. In Q1 2024, EMX acquired an additional 0.0531% (effective) NSR royalty interest in the Caserones property, increasing the Company’s NSR royalty interest from 0.7775 to 0.8306%, for cash consideration of $4,742,000 pursuant to an agreement with Franco. In Q3 2024 Lundin increased its interest from 51% to 70% of equity ownership in SCM Mineral Lumina Copper Chile, which owns the Caserones Mine, by purchasing an additional 19% interest from JX Advanced Metals Corporation ("JX") for $350 million. EMX's NSR royalty interest covers the Caserones mine, as well as other nearby exploration targets, within a mineral concession package totaling approximately 17,000 hectares.
The Company’s effective share of the royalty revenue in Caserones totaled $1,824,000 for Q4 2024 (Q4 2023 - $3,374,000) and $9,263,000 for the year ended December 31, 2024 (2023 - $10,407,000). The Company received effective royalty distributions, after Chilean taxes, of $1,336,000 for Q4 2024 (Q4 2023 - $1,920,000) and $6,772,000 for the year ended December 31, 2024 (2023 - $7,013,000). The payments received were based upon copper and molybdenum mine sales between Q4 2023 and Q3 2024.
Caserones produced 124,761 tonnes of copper and 3,183 tonnes of molybdenum in 2024 compared to 137,135 tonnes and 4,642 tonnes in 2023, respectively. In addition to marginally lower production, Lundin delayed the sale of approximately 20,000 tonnes of copper concentrates that were planned to be sold in December 2024 due to operational and weather related issues. Consequently, EMX's 2024 Caserones royalty revenue decreased in 2024 as noted previously. The Company will recognize the revenue associated with the delayed shipments in 2025.
In Q1 2025, Lundin reported Caserones open pit mineral resources and mineral reserves updated to year-end 2024, with an effective date of December 31, 2024. The mineral reserves were down marginally year over year due to depletion and updated cost inputs, which were partially offset by higher metal price forecasts. Proven and probable contained metal decreased 4% for copper and 1% for molybdenum. Exploration activities in 2024 included 14,209 meters of diamond drilling, and geophysical surveys. Refer to Appendix B for the updated mineral reserve and mineral resource statements.
Also in Q1 2025, Lundin provided 2025-2027 copper production guidance, which included 115,000 – 125,000 tonnes copper for 2025, 130,000 – 140,000 tonnes copper for 2026, and 105,000 – 115,000 tonnes copper for 2027. Lundin also announced that 2025 exploration at Caserones will consist of geophysical surveys and 18,000 meters of drilling to define higher grade breccia zones in the open pit, as well as to test the sulfide potential at the Angelica prospect. The total planned 2025 exploration expenditures are approximately $22.3 million.
For more information on Caserones see, EMX's AIF for the year ended December 31, 2024, Lundin news releases dated July 2, January 16 and February 12, 2025, as well as www.lundinmining.com, and the technical report entitled “NI 43-101 Technical Report on the Caserones Mining Operation, Atacama Region, Chile” dated July 13, 2023, which is filed under Lundin’s profile on SEDAR+ at www.sedarplus.ca.
Timok, Serbia - Copper and Gold - 0.3625% NSR                         Zijin Mining Corporation
The 0.3625% NSR royalty on the Timok Royalty property, located in the Bor Mining District of Serbia and covers the Cukaru Peki copper-gold deposit and is uncapped and cannot be repurchased or reduced. Cukaru Peki consists of a high-level body of high-grade, epithermal-style copper-gold mineralization referred to as the “Upper Zone”, and a deeper body of porphyry-style copper-gold mineralization known as the “Lower Zone”. The royalty covers Zijin’s Brestovac exploration permit area (including the Cukaru Peki Mining licenses), as well as portions of Zijin’s Jasikovo-Durlan Potak exploration license north of the currently active Bor Mine. Zijin is currently producing copper and gold from the Upper Zone deposit at Cukaru Peki, while concurrently developing the Lower Zone. EMX’s royalty covers both the Upper and Lower Zones.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	9

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
EMX earned $1,127,000 in royalty revenue from the Timok royalty property in Q4 2024 (Q4 2023 - $943,000) and $5,216,000 for the year ended December 31, 2024 (2023 - $8,632,000). The higher revenue earned in 2023 reflected $4,783,000 from “catch up” payments received in 2023 that were retroactive to the commencement of production in 2021.
Highlighted by additional disclosures Zijin made in their 2024 Interim Report, which was released on September 27, 2024, Zijin reported markedly increased levels of copper and gold production at Timok in the first half of 2024 from Timok’s Cukaru Peki Mine. On page 7 of its 2024 Interim Report, Zijin also stated that the combined Serbia Zijin Copper and Serbia Zijin Mining projects (which includes Zijin’s Bor operations as well as the Cukaru Peki Mine) now have a capacity to produce 450,000 tonnes of copper on an annual basis.
Zijin has previously announced that the throughput of its processing plant at Cukaru Peki is being expanded from 12,000 tonnes per day to 15,000 tonnes per day. The expansion of capacity and production at Cukaru Peki is part of an ongoing effort by Zijin to de-bottleneck its operations in Serbia, and by doing so, will unlock additional potential in the greater district. In addition to the ongoing production from the Upper Zone at Cukaru Peki, Zijin is also working to develop the underlying Lower Zone porphyry copper-gold deposit. The Lower Zone at Cukaru Peki will be developed through block caving.
Zijin also highlighted a recently discovered exploration target south of the Cukaru Peki mine and within EMX’s royalty footprint. Analysis of recent satellite imagery over the Brestovac license, which contains the Cukaru Peki Mine and is covered by EMX's royalty, shows substantial development of new drill pads with numerous drill rigs visible in the images in the southeast corner of the license.
For more information on Timok, see EMX's AIF for the year ended December 31, 2024, and the technical report entitled “NI 43-101 Technical Report – Timok Copper-Gold Project Royalty, Serbia” dated effective December 31, 2020, as amended March 25, 2022, which is filed under the Company’s profile on SEDAR+ at www.sedarplus.ca.
Gediktepe, Türkiye - Gold and Polymetallic - 10% NSR on oxide zone and 2% NSR on sulphide zone ACG Metals Corporation
The Gediktepe volcanogenic massive sulfide ("VMS") polymetallic deposit is located in western Türkiye. The Gediktepe Royalties consist of: (i) a perpetual 10% NSR royalty over metals produced from the “oxide zone” (predominantly gold and silver) after cumulative production of 10,000 gold-equivalent oxide ounces; and (ii) a perpetual 2% NSR royalty over metals produced from the “sulfide zone” (predominantly copper, zinc, lead, silver and gold), payable after cumulative production of 25,000 gold-equivalent sulfide ounces.
EMX earned $3,805,000 in royalty revenue from the Gediktepe mine in Q4 2024 (Q4 2023 - $2,638,000) and $11,954,000 for the year ended December 31, 2024 (2023 - $6,694,000). The royalty revenue for Q4 represented the highest since commencement of production, and resulted from higher mine production rates (especially during the months of September and October) and increasing precious metal prices. Q4 also saw a marked increase in the gold grades of materials mined, which should also positively impact revenues in Q1, 2025 as those materials continue to be leached.
In Q3 2024, ACG Metals Ltd. (“ACG”; LON:ACG) completed its acquisition of Polimetal Madencilik Sanayi Ticaret A.S., the operator of the Gediktepe Mine, from Lidya Madencilik Sanayi ve Ticaret A.S. (“Lidya”). The acquisition closed on September 3, 2024 with ACG making an $84,000,000 payment to Lidya and issuing Lidya a 30% interest in ACG. ACG also committed to providing funding for the construction of the sulfide expansion project at Gediktepe in addition to other considerations. Additionally, in Q4 2024 ACG announced the completion of a $200 million bond placement. The funds will be used for the development of the sulfide project.
For more information on Gediktepe, see EMX's AIF for the year ended December 31, 2024, and the technical report entitled “Gediktepe Project – Balıkesir Province, Turkey NI 43-101 Royalty Technical Report” dated effective February 1, 2022, which is filed under the Company’s profile on SEDAR+ at www.sedarplus.ca.
Leeville, USA - Gold - 1.0% GSR                                      Nevada Gold Mines
The Leeville 1% GSR royalty covers portions of West Leeville, Carlin East, Four Corners, Turf, Rita K, and other underground gold mining operations and deposits in the Northern Carlin Trend of Nevada (the "Leeville Royalty"). The Leeville Royalty property is included in the Nevada Gold Mines LLC ("NGM") Barrick-Newmont Nevada joint venture. Leeville Royalty property mineral resource and mineral reserve estimates, as well as life of mine plans, are not available to EMX from operator NGM.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	10

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
EMX earned $1,101,000 in royalty revenue from Leeville in Q4 2024 (Q4 2023 - $1,164,000) and $4,264,000 for the year ended December 31, 2024 (2023 - $3,135,000). The Leeville Royalty payments for 2024 were the highest since EMX’s acquisition of the Leeville Royalty in 2012 due to a combination of strong production (1,810 oz Au) and robust gold prices (~$2,000-$2,700/oz Au).
Sisorta, Türkiye - Gold - 3.5% - 5.0% NSR & other payments                         Bahar Madencilik
The Sisorta project consists of an oxide gold deposit with underlying copper and gold porphyry potential. EMX sold the project in 2016 to Bahar Madencilik Sinayi ve Ticaret Ltd Sti (“Bahar”), a privately owned Turkish company, retaining a royalty and advance royalty payment interests. The EMX royalties consist of a 3.5% NSR royalty on any materials mined and processed on site at Sisorta, and a 5% NSR royalty on any materials shipped offsite for processing.
EMX received notification that initial gold production occurred in 2024. Bahar reported the production and sale of 10,844 ounces of gold and 11,388 ounces of silver from Sisorta between September and December of 2024. EMX was credited with $981,000 in royalty payments for 2024, 80% of which were directed toward repayment of advance royalty payments received between 2017 and 2023, with a remaining payment of $196,000 recorded as royalty revenue in 2024. Mine production is currently halted during the winter season, and is expected to resume in the spring.
Other Producing Royalties
EMX earned $1,141,000 from Balya and $475,000 from Gold Bar South for the year ended December 31, 2024 (2023 - $968,000 and $270,000, respectively). For information related to the Balya and Gold Bar South royalty properties see the "Results from Operations" section below.

Advanced Royalty Updates
Diablillos, Argentina - Silver and Gold - 1.0% NSR - Resource Development             AbraSilver Resource Corp.
Diablillos is a PFS level high sulfidation silver-gold project located in the Puna region of Salta Province, Argentina that is owned and operated by AbraSilver Resources Corp. ("AbraSilver"). There are multiple open pit resource/reserve stage deposits (e.g., Oculto and JAC), as well as prospective exploration targets that occur across the property.
In Q2 2024, AbraSilver filed an amended and restated PFS for the Diablillos project which included open pit oxide proven and probable mineral reserves of 42,294 Ktonnes averaging 91 g/t silver (123,480 Koz Ag contained) and 0.81 g/t gold (1,107 Koz Au contained). Based upon these mineral reserves, an updated PFS was announced in Q4 2024 with a $747 million after-tax NPV discounted at 5% per annum, 27.6% internal rate or return, and two year payback period. Average annual production over a 14-year LOM is comprised of 7.6 million ounces silver and 72 thousand ounces gold, with average annual production over the first five years of full mine production comprised of 11.7 million ounces silver and 59 thousand ounces gold. The technical report supporting the updated PFS and the December 3, 2024 news release was filed on January 17, 2025 and is available under AbraSilver’s profile on SEDAR+ at www.sedarplus.ca. AbraSilver expects that a Feasibility Study ("FS") will be completed in H1 2026.
EMX is due to receive at $7,000,000 property payment from AbraSilver in 2025.
Subsequent to the year ended December 31, 2024, AbraSilver completed C$58,500,000 in financings, including a C$30,000,000 public offering and a C$28,544,000 private placement for the purpose of advancing the Diablillos project.
For more information on the Diablillos mineral reserves and mineral resources, refer to Appendix B. For more information on the Diablillos project visit AbraSilver's website www.abrasilver.com.
Berenguela, Peru - Polymetallic - 1.0% - 1.25% NSR - Resource Development                 Aftermath Silver Ltd.
The Berenguela project, located in the Puno region of southeastern Peru, is a resource stage polymetallic (i.e., Cu-Ag-Zn-Mn) carbonate replacement-style deposit being advanced by Aftermath. Aftermath is earning 100% project interest per a definitive

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	11

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
acquisition agreement originally executed with SSR Mining Inc. ("SSR"). EMX's sliding scale NSR royalty interest and earn-in payments (i.e., totaling $8,750,000) were acquired in 2021 as part of EMX's SSR royalty portfolio transaction.
During 2024, Aftermath reported positive results from metallurgical test work, commenced an in-fill and exploration drill program, and raised approximately C$18,850,000 to be used to further advance the Berenguela project. In December 2024, EMX received $2,900,000 from Aftermath as an early repayment for a $3,000,000 earn-in payment originally due on May 15, 2025. The final repayment of $3,250,000 is to be made in November 2026. Under the terms of the amended agreement, EMX also agreed to waive Aftermath's obligation to complete a Pre-Feasibility Study in exchange for a final early repayment of $3,250,000 on or before May 23, 2025. Should Aftermath be unable to deliver the final payment on or before May 23, 2025, Aftermath's obligation to complete a Pre-Feasibility Study shall remain in effect.
Viscaria, Sweden - Copper and Iron - 0.5% - 1.0% NSR - Development Permitting          Gruvaktiebolaget Viscaria
EMX holds an effective 0.5% to 1.0% NSR royalty interest on the Viscaria copper (iron) project located in the Kiruna mining district of Sweden which is operated by Stockholm listed Gruvaktiebolaget Viscaria, formerly Copperstone Resources AB ("Viscaria"). The Viscaria deposit contains elements of both VMS and iron oxide-copper-gold styles of mineralization and was mined from 1983-1996 by a partnership between LKAB and Outokumpu OYJ. Significant mineral resources remain in the historical mining area, most of which are covered by EMX’s royalty footprint.
In 2024 Viscaria continued to advance its permitting and project engineering work in advance of mine development and production. As a significant development, the Land and Environmental Court of Appeal in Sweden announced in early December that it “will not grant leave to appeal” regarding appeals of Viscaria's land allocation for the Viscaria project. According to Viscaria, this means that the land designation is now final, although the Supreme Court in Sweden granted the Gabna Sami village an extension to develop the grounds for a further appeal through December 27, 2024.
Viscaria also announced on December 13, 2024 that it will present its FS for the project in April of 2025. During the winter, Viscaria expects to complete an additional 20,000 meters of exploration drilling. The drill results in 2025 will build upon what Viscaria reported in its September 24, 2024 News Release summarizing recent exploration efforts. Those results appear to confirm the continuation of mineralization to depths of up to 600 meters below the currently defined resources. However, EMX does not yet know whether such exploration efforts will be successful and become material to EMX.
Parks/Salyer, USA - Copper - 0.5% NSR - Resource Development             Arizona Sonoran Copper Company
EMX’s Parks/Salyer royalty property is located approximately one kilometer southwest of the historical Sacaton copper mine in central Arizona and is operated by Arizona Sonoran Copper Company, Inc. (“ASCU"). The Parks/Salyer deposit (now extended to include mineralization at Mainspring to the south), together with Cactus East & West and historical stockpiles, are collectively known as the Cactus Project. EMX retains a 0.5% NSR royalty covering 158 acres of the northeastern portion of the Parks/Salyer project.
In 2024, ASCU announced an updated mineral resource estimate (“MRE”) and rescoped PEA for the Cactus Project that fully rescoped and replaced a PFS disclosed earlier in 2024. The updated MRE established Parks/Salyer (partially covered by EMX’s royalty) and MainSpring (not covered by EMX’s royalty) as one continuous deposit, which together are now termed as “Parks/Salyer” by ASCU.
ASCU has recently (i.e., Q4 2024 and Q1 2025) raised C$59,200,000 from bought deal financings and private placements to advance the Cactus Project. In December 2024, ASCU elected to exercise its right to buy down the EMX's NSR royalty rate from 1.5% to 0.5% for cash consideration of $500,000 paid to the Company.
For more information on the Cactus Project visit ASCU's website www.arizonasonoran.com.
Yenipazar, Türkiye - Polmetallic - 6% - 10% NPI - Resource Development                  Virtus Mining Ltd.
EMX holds a 6% NPI royalty over the Yenipazar polymetallic (Cu-Pb-Zn-Au-Ag) deposit in Türkiye. The NPI royalty increases to 10% once $165 million in revenue has been received by EMX. The Yenipazar NPI Royalty was acquired in 2021 as part of the SSR royalty portfolio transaction. Yenipazar is owned by Aldridge Madencilik A.Ş, a subsidiary of a private Netherlands-based company, Virtus Mining Ltd (“Virtus”). In May of 2024, 70% of Virtus was sold to CVK Madencilik, a diversified Turkish mining company, for $159 million in cash plus additional considerations.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	12

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Additional deferred payments of up to $34 million could be made by EMX to SSR in consideration for the NPI royalty. These deferred payments include: (i) $2,000,000 in EMX common shares on the commencement of construction of a mill; (ii) $2,000,000 in EMX common shares on the commencement of commercial production; (iii) $15,000,000 in cash, payable when EMX has received $10,000,000 in NPI payments; and (iv) $15,000,000 in cash, payable when EMX has received a second $10,000,000 in NPI payments.
Other Advanced Royalties
See www.emxroyalty.com for information on the Kaukua, Challacollo, San Marcial, and Tartan Lake advanced royalty properties.

Exploration Royalty Updates
Hardshell, USA - 2% NSR & AMR payments                                  South32 Limited
South32 Limited ("South32") continued to advance its Hermosa property, which includes EMX’s Hardshell royalty (2% NSR) property. South32 invested $24 million in exploration at Hermosa in its FY2024, returning high-grade copper and zinc drill results from Peake (which is partially covered by EMX's Hardshell royalty) and Flux, respectively. South32 expects to invest $35 million in its FY2025 to conduct further exploration to test the potential for a continuous system connecting the Taylor $2.16 billion CRD lead-zinc-silver development project and copper enriched mineralization at Peake.
For more information on the Hermosa project and Peake prospect, visit South32's website www.south32.net.
Swift & Selena, USA - 3.25% NSR, AMR and Milestone payments                     Ridgeline Minerals
Ridgeline Minerals Corp. (“Ridgeline”) continued to advance the Swift and Selena exploration royalty projects in Nevada. The Swift gold project, which is under an operating and earn-in agreement with Nevada Gold Mines, returned the first high-grade gold Carlin-type drill intercept during 2024. In Q3 2024, Ridgeline entered into an earn-in agreement for the Selena CRD/skarn polymetallic project (i.e., Ag-Au-Pb-Zn) with South32. Ridgeline estimates that $4,000,000 in exploration expenditures were funded by NGM and South32 in 2024 for Swift and Selena, respectively.
Scout Discoveries Corp. Projects, USA - 3.25% NSR & other payments              Scout Discoveries Corp.
EMX optioned a portfolio of Idaho precious and base metal projects in 2023 to Scout Discoveries Corp ("Scout”), a privately owned Idaho based company, for retained royalty (3.25% NSR) and equity interest in Scout, as well as AAR and milestone payments. The portfolio consists of exploration prospects to drill-ready projects, and in aggregate represents one of the largest unpatented claim holdings in the state. In 2024, Scout raised $13,750,000 to fund its exploration programs, notably the flagship Cuddy Mountain porphyry copper project, and for general working capital. Subsequent to the last financing completed in December at $1.00 per share, EMX currently owns 3,593,910 Scout shares representing 11.15% of the issued and outstanding common shares.

Royalty Generation Updates
EMX continues to execute its generative programs to build long term value and organically create royalties at low cost. These programs also lead to recognition of other investment and royalty purchase opportunities in the jurisdictions in which we work. The Company’s generative programs and the resulting scope and scale of the organic early-stage royalty portfolio help distinguish EMX from its royalty company peers.
In 2024, the Company's royalty generation business was active in North America, South America, Europe, Türkiye, Australia and Morocco. The Company incurred $10,984,000 in net royalty generation and project evaluation costs in 2024 compared to $10,806,000 in 2023. These expenses include exploration related activities, technical services, project marketing, and legal costs, as well as third party due diligence for acquisitions. EMX reviewed more than 75 royalty acquisition and royalty financing opportunities during the year. For more information on the changes between periods, refer to the "Results from Operations" section below.
During 2024, the Company also completed 15 new partnerships (2023 - 20 partnerships) from the portfolio. Over the course of 2024 the Company's total properties had a net decrease of 35, comprised of exploration royalties and generative properties.

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Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
The reduction in total properties was a result of the Company's effort to streamline property holding costs and exploration activities along with the lack of available capital for junior exploration partners, and the shutting down of the exploration alliance with South32. EMX's partners directly spent approximately $31,491,000 (2023 - $39,373,000) in exploration on the partnered projects. These expenditures exclude amounts spent by partners on some of the advanced royalty properties (e.g., Diablillos).
In the U.S., EMX’s generative portfolio were advanced through partner funded work programs that totaled more than $16,300,000 in expenditures, including eleven drill programs. Highlights include initial and follow up drill programs completed by Kennecott at Copper King, South32 at Copper Springs, Nevada Gold Mines at Swift, and Scout at Erickson Ridge, South Oro Grande, and Robber Gulch, as well as ongoing programs at Parks-Sayler by Arizona Sonoran Copper Company, and Hardshell by South32. Several new copper porphyry targets were acquired as part of the Company's ongoing generative programs. In order to reduce costs, EMX's dropped low priority royalty generation projects and reduced land positions during the year.
In Canada and Chile, little advancement was made with the portfolios as partners struggled with funding due to poor market conditions for junior explorers. As a result, EMX regained 100% control of a number of projects, especially in Chile. In 2024 and going into 2025, EMX is in discussions with multiple groups to partner available projects, reduce holding costs, and add new royalties and revenue streams.
EMX also continued its royalty generation programs in other parts of the world, including Fennoscandia, the Balkan countries, Türkiye, Morocco and Australia. Notably, substantial progress was made in advancing EMX’s exploration projects in Morocco using low-cost field evaluations and surface sampling campaigns.
An emphasis in 2025 will be to further reduce EMX’s overall expenditures on generative exploration and foster additional investment in EMX royalty properties by partner companies.
Appendix A includes a comprehensive table of EMX's royalty assets. Please see EMX's AIF for the year ended December 31, 2024 for a summary of resource and reserve statements for key royalty assets. For additional details on EMX's royalty and royalty generation portfolio, including specifics on the royalty terms, please refer to the Company's website, www.EMXroyalty.com, as well as the Company's AIF and financial statements for the year ended December 31, 2024.
Qualified Persons
Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the above technical disclosure on North America and Latin America, except for Caserones. Consulting Chief Mining Engineer Mark S. Ramirez, SME Registered Member #04039495, an independent Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above disclosure with respect to the Caserones Mine. Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the above technical disclosure on Europe, Türkiye, and Australia.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	14

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Results of Operations

	For the three months ended December 31,		For the year ended December 31,
(In thousands)	2024	2023	2024	2023

Financial results
Revenue and other income	$8,176	$7,546	$27,448	$26,621
Costs and expenses	(4,786)	(5,955)	(26,484)	(23,674)
Income from operations	$3,390	$1,591	$964	$2,947
Gains (losses) from other items	1,491	(2,759)	(522)	(6,340)
Tax recovery (expense)	(3,114)	2,542	(3,730)	(1,240)
Net income (loss)	$1,767	$1,374	$(3,288)	$(4,633)

Non-IFRS Financial Measures[1]
Adjusted revenue and other income	$10,000	$10,920	$36,711	$37,028
Adjusted royalty revenue	$8,757	$8,743	$33,067	$30,694
Adjusted cash flows from operating activities	$7,828	$6,192	$13,590	$14,072
EBITDA	$6,258	$2,123	$10,903	$6,944
Adjusted EBITDA	$6,287	$7,279	$19,220	$20,668
GEOs sold	3,290	4,424	13,897	15,782
Revenues and Other Income
The Company earns various sources of revenue and other income including royalty revenue, option revenue earned from mineral property agreements including execution payments, staged option payments and operator and management fees, gains related to the sale of mineral properties, sale of marketable securities, interest, and dividend income.
During the three months and years ended December 31, 2024 and 2023, the Company had the following sources of revenues and other income:

	For the three months ended December 31,		For the year ended December 31,
(In thousands of dollars)	2024	2023	2024	2023

Royalty revenue	$6,933	$5,369	$23,804	$20,287
Option and other property income	734	1,676	1,724	4,785
Interest income	509	501	1,920	1,549
Total	$8,176	$7,546	$27,448	$26,621

Non-IFRS Financial Measures[1]
Adjusted revenue and other income	$10,000	$10,920	$36,711	$37,028
1 Refer to the "Non-IFRS Financial Measures" section on page 44 of this MD&A for more information on each non-IFRS financial measure.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	15

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
During the three months and years ended December 31, 2024 and 2023, the Company had royalty revenues from the following sources:

	For the three months ended December 31,		For the year ended December 31,
(In thousands of dollars)	2024	2023	2024	2023

Timok	$1,127	$943	$5,216	$8,632
Gediktepe	3,805	2,638	11,954	6,694
Leeville	1,101	1,164	4,264	3,135
Balya	289	238	1,141	968
Gold Bar South	129	77	475	270
Sisorta	196	-	196	-
Advanced royalty payments	286	309	558	588
Total	$6,933	$5,369	$23,804	$20,287

Non-IFRS Financial Measures[1]
Adjusted royalty revenue	$8,757	$8,743	$33,067	$30,694
For the three months ended December 31, 2024 and 2023:
Royalty revenue for the three months ended December 31, 2024 increased by $1,564,000 or 29% when compared to Q4 2023. The majority of the increase can be attributed to strong production and metal prices at Gediktepe and Timok. The royalty revenue associated with those assets in Q4 2024 totaled $3,805,000 and $1,127,000, respectively.
Adjusted revenue and other income1 and adjusted royalty revenue1 includes the Company's share of royalty revenue from the Company's effective royalty interest in the Caserones mine. The Company's share of royalty revenue for Q4 2024 was $1,824,000 compared to $3,374,000 for Q4 2023. In Q4 2024 there was an adjustment to decrease revenue by $392,000 due to lower than expected revenue in the prior quarter. A similar adjustment was made in Q4 2023, however it resulted in a $1,141,000 increase in revenue due to higher than expected revenues in the prior quarter. Excluding these adjustments, royalty revenue at Caserones for Q4 2024 was $2,216,000 compared to $2,233,000 in Q4 2023.
Pursuant to the conditions within the royalty agreement, the operator is not obligated to provide actual results prior to the release of our quarterly financial statements. As such, on a quarterly basis, revenue is estimated by the Company based on a life of mine model provided by the operator and may differ from actual, resulting in adjustments to subsequent period revenues.
1 Refer to the "Non-IFRS Financial Measures" section on page 44 of this MD&A for more information on each non-IFRS financial measure.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	16

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
The breakdown of the Company's adjusted revenue and other income1 and adjusted royalty revenue1 over the past eight quarters are as follows:
Option and other property income decreased $942,000 or 56% in Q4 2024 when compared to Q4 2023. This decrease was due to the receipt of anti-dilution shares, higher operator fees and more anniversary payments received in the USA in Q4 2023.
In Q3 2023, EMX received a $6,676,000 payment related catch up payments from the Timok royalty for 2021, 2022, Q1 2023 and Q2 2023 sales.
For the years ended December 31, 2024 and 2023:
Royalty revenue for the year ended December 31, 2024 increased by $3,517,000 or 17% when compared to 2023. The majority of the increase can be attributed to very strong production and metal prices at Gediktepe and Leeville. The royalty revenue associated with those assets in 2024 totaled $11,954,000 and $4,264,000, respectively. This attributed to an increase of $5,260,000 or 79% at Gediktepe and an increase of $1,129,000 or 36% at Leeville. At Timok, the Company recognized $5,216,000 in royalty revenue in 2024 compared to $8,632,000 in 2023. However, Timok royalty revenue for 2023 included $4,783,000 in catch up payments for 2021 and 2022 production. When excluding catch up payments, Timok royalty revenue increased by $1,367,000 or 36% in 2024.
Adjusted revenue and other income1 and adjusted royalty revenue1 includes the Company's share of royalty revenue from the Company's effective royalty interest in the Caserones mine. The Company's share of royalty revenue totaled $9,263,000 for 2024 compared to $10,407,000 in 2023. In addition to marginally lower production, Lundin delayed the sale of approximately 20,000 tonnes of copper concentrates that were planned to be sold in December 2024 due to operational and weather related issues. Consequently, EMX's 2024 Caserones royalty revenue decreased in 2024 as noted previously. The Company will recognize the revenue associated with the delayed shipments in 2025.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	17

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
The percentage breakdown of the source of the Company's adjusted revenue and other income1 and adjusted royalty revenue1 for the year ended December 31, 2024 were as follows:
Net royalty income from producing royalties will fluctuate as a result of a combination of production ounces received and sold and average price per ounce. Timing of additional advanced royalty payments related to other projects and included in royalty income can also fluctuate.
Interest income was earned on the cash balances the Company holds, and interest accretion on deferred compensation payments from Aftermath, AbraSilver and Scout.
Option and other property income will fluctuate depending upon the Company's deal flow and structure of property agreements relating to execution payments, staged option payments and operator and management fees. Execution payments can include the fair value of equity interests obtained in the respective partner and cash proceeds. Further, anti-dilution provisions in property agreements provided for additional equity received and are included in option and other property income. For the year ended December 31, 2024, included in option and other property income was $83,000 (2023 - $2,563,000) related to the fair value of share equity payments received, as well as cash payments accrued or received of $377,000 (2023 - $654,000).
Cost and Expenses
Costs and expenses are comprised of expenditures incurred by the Company to carry out the royalty generation operations, the advancement of projects, and project evaluation as well as marketing and communications. Included in these costs is general

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Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
and administrative ("G&A") costs for the three months and years ended December 31, 2024 and 2023 comprised of the following:

	For the three months ended December 31,		For the year ended December 31,
(In thousands of dollars)	2024	2023	2024	2023
Salaries, consultants, and benefits	$732	$617	$3,282	$2,812
Professional fees	487	311	1,355	1,126
Investor relations and shareholder information	148	243	628	832
Transfer agent and filing fees	6	13	182	199
Administrative and office	245	180	1,201	924
Travel	87	19	198	152
Stamp taxes	-	-	238	-
	$1,705	$1,383	$7,084	$6,045
For the three months ended December 31, 2024 and 2023:
G&A expenses of $1,705,000 were incurred in Q4 2024 compared to $1,383,000 in Q4 2023, which represented a 23% increase. General and administrative expenditures will fluctuate from period to period depending on the level of activity and deal flow. Some of the changes in Q4 2024 compared to Q4 2023 are related to:
•salaries, consultants, and benefits increased by $115,000 compared to Q4 2023 mainly due to increases in personnel salaries and an increase in head count.
•professional fees increased by $176,000 compared to Q4 2023 mainly due to the increased use of tax professionals to provide insight on corporate tax planning.
For the years ended December 31, 2024 and 2023:
G&A expenses of $7,084,000 were incurred for the year ended December 31, 2024 compared to $6,045,000 in 2023, which represented a 17% increase. General and administrative expenditures will fluctuate from period to period depending on the level of activity and deal flow. Some of the changes in 2024 compared to 2023 are related to:
•salaries, consultants, and benefits increased by $470,000 compared to 2023 mainly due to increases in personnel salaries and an increase in head count.
•professional fees increased by $229,000 compared to 2023 mainly due to the increased use of professional tax consultants engaged to provide insight on corporate tax planning.
•stamp taxes related to loan processing in Chile. There were no charges in the comparative period and these are considered nonrecurring expenses.
•investor relations costs decreased by $204,000 due to the Company's continued effort to streamline the investor relations process.
Royalty Generation and Project Evaluation Costs, Net of Recoveries
For the three months ended December 31, 2024 and 2023:
Net royalty generation costs decreased to $2,053,000 in Q4 2024 from $2,279,000 in Q4 2023. Royalty generation costs include exploration related activities, technical services, project marketing, land and legal costs, as well as third party due diligence.
The decrease in costs was mainly due to decreases in Eastern Europe and Morocco. The decrease in Eastern Europe and Morocco was attributed a slow down in activity which impacts costs overall in the business unit. As previously stated, EMX

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Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
expects the costs in Morocco and the Balkan region to decrease in the coming years as it solidifies partnerships within the regions.
For the years ended December 31, 2024 and 2023:
Net royalty generation costs increased to $10,984,000 in 2024 from $10,806,000 in 2023. Royalty generation costs include exploration related activities, technical services, project marketing, land and legal costs, as well as third party due diligence for acquisitions.
The slight increase in costs was mainly due to increases in property costs across the portfolio, offset by decreases in administrative costs and personnel costs. With respect to specific regions, there were increases of $676,000 in Fennoscandia, $677,000 in Eastern Europe and Morocco, and $454,000 in South America, which were mainly driven by increases in property costs. These increases were almost entirely offset by a $1,589,000 decrease in the U.S. The decrease in spend was mainly due to the sale of EMX's wholly owned subsidiary Scout Drilling LLC in late 2023. In 2023, EMX executed drilling activities through Scout Drilling LLC on partnered projects in exchange for future reimbursement or royalty opportunities. Scout Drilling LLC was sold along with certain mineral properties to Scout in exchange for deferred compensation payments, shares in Scout and royalty rights on the properties, which exceeded the costs incurred.
Depletion, depreciation, and direct royalty taxes
For the three months ended December 31, 2024 and 2023:
The Company recognized depletion of $552,000 for Q4 2024 compared to $1,931,000 for Q4 2023. The decrease in depletion in the current quarter compared to 2023 is a result of a revised depletion base for Gediktepe. With the updated depletion base, the Company has revised the depletion estimate for 2024 in Q4, resulting in a lower quarterly depletion expense when compared to Q4 2023.
For the years ended December 31, 2024 and 2023:
The Company recognized depletion of $6,368,000 for 2024 compared to $5,039,000 in 2023. The increase in depletion for the year is a result of an increase in ounces produced at both Gediktepe and Leeville.
Share-based Payments
In 2024 the Company recorded a total of $2,346,000 in share-based payments compared to $2,068,000 in 2023. The aggregate share-based payments relate mainly to the fair value of restricted share units and stock options vesting during the period.
Of the total share-based compensation, $577,000 (2023 - $491,000) was included in royalty generation costs.
Other
•During 2024, the Company had an unrealized gain of $4,071,000 (2023 - loss of $1,732,000) related to fair value adjustments of investments, and a realized loss of $2,020,000 (2023 - $73,000) for the sale of certain marketable securities held by the Company.
•During 2024, the Company recognized equity income from investments in an associated entity of $4,329,000 (2023 - $4,134,000). This is related to the share of the Company's net income derived in Sociedad Legal Minera California Una de la Sierra Pena Negra ("SLM California") which holds the Caserones effective royalty interest.
•During 2024, the Company recognized impairment charges of $399,000 (2023 - $70,000).
•During 2024, the Company recognized finance expenses of $3,814,000 (2023 - $5,091,000) which consisted of interest accretion on the new Franco credit facility and the settled Sprott credit facility. The decrease is the result of a decrease in the principal balance outstanding due to a $10,000,000 repayment in 2023.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	20

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Taxes
During the year ended December 31, 2024, the Company recorded a deferred income tax expense of $770,000 (2023 - recovery of $282,000) and a current income tax expense of $2,960,000 (2023 - $1,522,000).
Other changes for the period are consistent with the significant items for the annual discussion.

Liquidity and Capital Resources
The Company considers items included in shareholders' equity as capital. The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.
The consolidated financial statements have been prepared using IFRS Accounting Standards applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months. As at December 31, 2024, the Company had working capital1 of $41,501,000 (December 31, 2023 - working capital deficit of $2,270,000).
The Company has continuing royalty revenue that will vary depending on royalty ounces received and the price of minerals, and other pre-production income. The Company also receives additional cash inflows from the recovery of expenditures from project partners, sale of investments, and investment income including dividends from investment in associated entity. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, renegotiate terms of debt, or return capital to shareholders.
The Company is not subject to externally imposed capital requirements other than as disclosed for the Franco credit facility.
Operating Activities
Cash provided by operating activities for the year ended December 31, 2024 was $6,818,000 (2023 - $7,059,000), and adjusted cash flows from operating activities1 for the year was $13,590,000 (2023 - $14,072,000) and represents expenditures primarily on royalty generation, project evaluation and general and administrative expenses for both periods, offset by royalty income received in the period. Adjusted cash flows from operating activities1 is adjusted for $6,772,000 (2023 - $7,013,000) in royalty distributions received from the Company's effective royalty interest in Caserones. Additionally, in 2024 the Company collected a $2,900,000 deferred compensation payment from Aftermath that was originally scheduled to be received in 2025.
Investing Activities
The total cash provided by investing activities during the year ended December 31, 2024 was $6,348,000 compared to $8,827,000 during the year ended December 31, 2023. The cash received in the current period related to dividends and distributions received of $6,955,000 (2023 - $7,225,000) primarily from Caserones, net sales of fair value through profit and loss investments of $2,431,000 (2023 - $4,921,000) and $4,500,000 in proceeds from the sale of preferred shares in Ensero. These were partially offset by the purchase of additional equity in SLM California, the royalty holder of the Caserones royalty, of $4,742,000 (2023 - $3,517,000) and the purchase of additional royalty interests totaling $3,500,000 (2023 - $169,000), of which $3,484,000 related to the acquisition of a 1% NSR on the Chapi Copper Mine.
Financing Activities
The total cash used in financing activities for the year ended December 31, 2024 was $6,857,000 compared to $12,117,000 for the year ended December 31, 2023. The cash used in the current period primarily consisted of the repurchase of shares through the Company's NCIB program, totaling $5,658,000 in 2024. Additionally, the Company paid $2,655,000 in interest (2023 - $3,142,000) on the Franco and Sprott credit facilities. These outflows were partially offset by the net cash received from the exercise and settlement of stock options and restricted share units of $1,600,000 (2023 - $1,085,000).

1 Refer to the "Non-IFRS Financial Measures" section on page 44 of this MD&A for more information on each non-IFRS financial measure.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	21

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Related Party Transactions
The aggregate value of transactions and outstanding balances relating to key management personnel and directors for the year ended December 31, 2024 was as follows:

(In thousands of dollars)	Salary and fees	Share-based Payments	Total
Management	$955	$585	$1,540
Outside directors	686	581	1,267
Seabord Management Corp.*	236	-	236
Total	$1,877	$1,166	$3,043
*Seabord Management Corp. (“Seabord”) is a management services company partially controlled by the Chief Accounting Officer ("CAO") the Company. Seabord provided accounting and administration staff, and office space to the Company. The CAO does not receive any direct compensation from Seabord in relation to services provided to the Company.
The aggregate value of transactions and outstanding balances relating to key management personnel and directors for the year ended December 31, 2023 was as follows:

(In thousands of dollars)	Salary and fees	Share-based Payments	Total
Management	$844	$526	$1,370
Outside directors	624	471	1,095
Seabord Management Corp.*	302	-	302
Total	$1,770	$997	$2,767
*Seabord is a management services company partially controlled by the CAO the Company. Seabord provided accounting and administration staff, and office space to the Company. The CAO does not receive any direct compensation from Seabord in relation to services provided to the Company.
During the year ended December 31, 2023, the Company advanced $750,000 to Rawhide Acquisition Holdings ("Rawhide"), a Company which EMX had a 38.07% equity interest in. Of the total amount advanced, $600,000 was issued as a promissory note, secured against certain mining equipment of Rawhide (the "Collateral") listed for sale. The note bears interest at 6% compounded annually and matures on the date which is three business days after the proceeds covering the full amount of the loan are received by Rawhide from the sale or disposition of the Collateral. As at December 31, 2023 the Company had received $500,000 as partial repayment of the loan receivable and wrote off the remaining balance of the loan receivable to $Nil.
Annual Information

	For the years ended December 31,
(In thousands of dollars, except per share amounts)	2024	2023	2022

Financial results
Revenue and other income	$27,448	$26,621	$18,277
Income (loss) for the year	(3,288)	(4,633)	3,349
Basic earnings (loss) per share	(0.03)	(0.04)	0.03
Diluted earnings (loss) per share	$(0.03)	$(0.04)	$0.03

Financial positions
Total current assets	$46,789	$35,048	$38,821
Total non-current assets	110,114	123,520	130,009
Total current liabilities	(5,288)	(37,318)	(7,259)
Total non-current liabilities	$(36,135)	$(815)	$(38,370)

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	22

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Quarterly Information

(In thousands, except per share amounts)	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024

Financial results
Revenue and other income	$8,176	$7,027	$6,005	$6,240
Costs and expenses	(4,786)	(7,178)	(6,842)	(7,678)
Income (loss) from operations	$3,390	$(151)	$(837)	$(1,438)
Net income (loss) for the period	$1,767	$1,194	$(4,022)	$(2,227)
Basic earnings (loss) per share	$0.03	$0.01	$(0.04)	$(0.02)
Diluted earnings (loss) per share	$0.03	$0.01	$(0.04)	$(0.02)

Non-IFRS Financial Measures[1]
Adjusted revenue and other income	$10,000	$9,660	$8,758	$8,293
Adjusted royalty revenue	$8,757	$8,817	$7,836	$7,657
Adjusted cash flows from operating activities	$7,828	$1,760	$1,341	$2,661
EBITDA	$6,258	$4,377	$(981)	$1,249
Adjusted EBITDA	$6,287	$5,071	$4,639	$3,223
GEOs sold	3,290	3,560	3,352	3,696

(In thousands, except per share amounts)	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023

Financial results
Revenue and other income	$7,546	$12,925	$3,408	$2,742
Costs and expenses	(5,955)	(7,492)	(4,688)	(5,539)
Income (loss) from operations	$1,591	$5,433	$(1,280)	$(2,797)
Net income (loss) for the period	$1,372	$2,443	$(4,722)	$(3,726)
Basic earnings (loss) per share	$0.01	$0.02	$(0.04)	$(0.03)
Diluted earnings (loss) per share	$0.01	$0.02	$(0.04)	$(0.03)

Non-IFRS Financial Measures[11]
Adjusted revenue and other income	$10,920	$14,527	$6,614	$4,968
Adjusted royalty revenue	$8,743	$12,744	$5,265	$3,943
Adjusted cash flows from operating activities	$6,192	$8,863	$1,452	$(2,435)
EBITDA	$2,123	$7,408	$(1,035)	$(1,552)
Adjusted EBITDA	$7,279	$10,168	$2,848	$374
GEOs sold	4,424	6,608	2,662	2,088

Off-Balance Sheet Arrangements
As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

1 Refer to the "Non-IFRS Financial Measures" section on page 44 of this MD&A for more information on each non-IFRS financial measure.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	23

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
New Accounting Pronouncements
Accounting standards adopted during the year
Please refer to the audited consolidated financial statements for the year ended December 31, 2024 on www.sedarplus.ca.
Accounting pronouncements not yet effective
Please refer to the audited consolidated financial statements for the year ended December 31, 2024 on www.sedarplus.ca.

Risk and Capital Management: Financial Instruments
Please refer to the audited consolidated financial statements for the year ended December 31, 2024 on www.sedarplus.ca.

Critical Accounting Judgements and Significant Estimates and Uncertainties
Please refer to the audited consolidated financial statements for the year ended December 31, 2024 on www.sedarplus.ca.

Risks and Uncertainties
Investment in the common shares of the Company involves a significant degree of risk and should be considered speculative due to the nature of EMX's business and the present stage of its development. Prospective investors should carefully review the following factors together with other information contained in this MD&A before making an investment decision.
Mineral Property Exploration Risks
The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. Certain operating risks include ensuring ownership of and access to mineral properties by confirmation that royalty agreements, option agreements, claims and leases are in good standing and obtaining permits for exploration activities, mine development, and mining operations.
The properties on which the Company holds a royalty or other interest are subject to all of the hazards and risks normally encountered in the exploration, development and production of metals, including weather related events, unusual and unexpected geology formations, seismic activity, rock bursts, cave-ins, pit-wall failures, tailings dam breaches or failures, flooding, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling, blasting, storage and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in production, increased production costs and possible legal liability. Milling operations, waste rock dumps and tailings impoundments are subject to hazards such as equipment failure, or breaches in or the failure of retaining dams around tailings disposal areas and may be subject to ground movements or deteriorating ground conditions, or extraordinary weather events that may result in structure instability, or impoundment overflow, requiring that deposition activities be suspended. The tailings storage facility infrastructure, including pipelines, pumps, liners, etc. may fail or rupture. Should any of these risks or hazards affect a property on which the Company has a royalty or other interest, it may (i) result in an environmental release or environmental pollution and liability; (ii) cause the cost of development or production to increase to a point where it would no longer be economic to produce, (iii) result in a write down or write-off of the carrying value of one or more projects, (iv) cause extended interruption to the business, including delays or stoppage of mining or processing, (v) result in the destruction of properties, processing facilities or third party facilities necessary to the operations, (vi) cause personal injury or death and related legal liability, (vii) result in regulatory fines and penalties, revocation or suspension of permits or licenses; or (viii) result in the loss of insurance coverage. The occurrence of any of above-mentioned risks or hazards could result in an interruption or suspension of operation of the mining operations and have a material adverse effect on the Company and the trading price of the Company's securities as well as the Company's reputation.
The exploration for, development, mining and processing of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenditures may be

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	24

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
required to locate and establish mineral reserves to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the owners or operators will result in profitable commercial mining operations. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: cash costs associated with extraction and processing, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; and political stability. The exact effect of these factors cannot be accurately predicted, and the combination of these factors may result in one or more of the properties not receiving an adequate return on invested capital. Accordingly, there can be no assurance the properties on which the Company has a royalty or other interest which are not currently in production will be brought into a state of commercial production.
Conditions to be Satisfied Under Certain Agreements
EMX is currently earning an interest in some of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility or other studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company's title to the related property will not vest and the Company will have to write-off any previously capitalized costs related to that property.
No Control over Mining Operations
The Company is not directly involved in the ownership or operation of mines and has no contractual rights relating to the operation or development of any property on which it has a royalty or other interest. The operation of the properties in which EMX holds an interest is generally determined by third-party property owners and operators, and EMX has no or limited decision-making power as to how these properties are operated, and the operators’ failure to perform could affect revenue generated by EMX.
The Company will not be entitled to any material compensation if any of the operations do not meet their forecasted gold or other production targets in any specified period or if the operations shut down or discontinue their operations on a temporary or permanent basis. The properties may not commence commercial production within the time frames anticipated, if at all, or they may not meet ramp-up targets or complete expansion plans, and there can be no assurance that the gold or other production from such operations will ultimately meet forecasts or targets. At any time, any of the operators of the mining operations or their successors may decide to suspend or discontinue operations or may sell or relinquish operations, which may result in royalties or other monies not being paid or obligated to be paid to the Company.
The Company is subject to the risk that the any property or operation may shut down on a temporary or permanent basis due to issues including but not limited to economic conditions, lack of financial capital, flooding, fire, weather related events, mechanical malfunctions, community or social related issues, social unrest, the failure to receive permits or having existing permits revoked, collapse of mining infrastructure including tailings ponds, nationalization or expropriation of property and other risks. These issues are common in the mining industry and can occur frequently. There is a risk that the carrying values of the Company's assets may not be recoverable if the mining companies operating the counterparty cannot raise additional finances to continue to develop those assets. The exact effect of these factors cannot be accurately predicted, and the combination of these factors may result in the property or operation becoming uneconomic resulting in their shutdown and closure.
Reliance on Third Party Reporting
The Company relies on public disclosure and other information regarding the properties or operations it receives from the owners, operators and independent experts of such properties or operations, and certain of such information is included in this document. Such information is necessarily imprecise because it depends upon the judgment of the individuals who operate the properties or operations as well as those who review and assess the geological and engineering information. In addition, the Company must rely on the accuracy and timeliness of the public disclosure and other information it receives from the owners and operators of the properties or operations, and uses such information in its analyses, forecasts and assessments relating to its own business and to prepare its disclosure with respect to the royalties. If the information provided by such third parties to the Company contains material inaccuracies or omissions, the Company's disclosure may be inaccurate and its ability to accurately forecast or achieve its stated objectives may be materially impaired, which may have a material adverse effect on the

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	25

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Company. In addition, some royalties or other interests may be subject to confidentiality arrangements which govern the disclosure of information with regard to the applicable interest and, as such, the Company may not be in a position to publicly disclose non-public information with respect to certain royalties or other interests. The limited access to data and disclosure regarding the operations of the properties in which EMX has an interest, may restrict the Company’s ability to enhance its performance which may result in a material and adverse effect on EMX’s profitability, results of operations and financial condition. Although EMX attempts to obtain these rights when entering into new agreement, or amending existing agreements, there is no assurance that EMX’s efforts will be successful.
Unknown Defects or Impairments in EMX's Royalty or Other Interests
Unknown defects in or disputes relating to the royalty and other interests EMX holds or acquires, including defects in the chain or title to any of the properties underlying EMX’s royalty or other interests, may prevent EMX from realizing the anticipated benefits from its royalty and other interests and could have a material adverse effect on EMX's business, results of operations, cash flows and financial condition. It is also possible that material changes could occur that may adversely affect management's estimate of the carrying value of EMX's royalty and other interests and could result in impairment charges. While EMX seeks to confirm the existence, validity, enforceability, terms and geographic extent of the royalty and other interests EMX acquires, and the title of any properties underlying EMX’s royalty and other interests, there can be no assurance that disputes over these and other matters will not arise. Confirming these matters, as well as the title to a mining property on which EMX holds or seeks to acquire a royalty or other interest, is a complex matter, and is subject to the application of the laws of each jurisdiction, to the particular circumstances of each parcel of a mining property and to the documents reflecting the royalty or other interest. To the extent an owner or operator does not have title to the property underlying any of EMX’s royalty and other interests, it may be required to cease operations or transfer operational control to another party.
Similarly, royalty and other interests in many jurisdictions are contractual in nature, rather than interests in land, and therefore may be subject to change of control, bankruptcy or the insolvency of operators. EMX often does not have the protection of security interests over property that EMX could liquidate to recover all or part of EMX's investment in a royalty or other interest. Further, even in those jurisdictions where there is a right to record or register royalties or other interests held by EMX in land registries or mining recorders offices, such registrations may not necessarily provide any protection to the holder of such interests. Even if EMX retains its royalty and other interests in a mining project after any change of control, bankruptcy or insolvency of the operator, the project may end up under the control of a new operator, who may or may not operate the project in a similar manner to the current operator, which may negatively impact EMX. As a result, known title defects as well as unforeseen and unknown title defects may impact operations at a project in which EMX has a royalty or other interest and may result in a material and adverse effect on EMX’s profitability, results of operations, financial condition and the trading price of EMX’s securities.
Operators' Interpretation of EMX's Royalty and Other Interests; Unfulfilled Contractual Obligations
EMX's royalty and other interests generally are subject to uncertainties and complexities arising from the application of contract and property laws in the jurisdictions where the mining projects are located. Operators and other parties to the agreements governing EMX's royalty and other interests may interpret EMX's interests in a manner adverse to the Company or otherwise may not abide by their contractual obligations, and EMX could be forced to take legal action to enforce its contractual rights. EMX may not be successful in enforcing its contractual rights, and EMX's revenues relating to any challenged royalty or other interests may be delayed, curtailed or eliminated during any such dispute or if EMX's position is not upheld, which could have a material adverse effect on its business, results of operations, cash flows and financial condition. Disputes could arise challenging, among other things:
•the existence or geographic extent of the royalty or other interest;
•methods for calculating the royalty or other interest, including whether certain operator costs may properly be deducted from gross proceeds when calculating royalties determined on a net basis;
•third party claims to the same royalty interest or to the property on which EMX has a royalty or other interest;
•various rights of the operator or third parties in or to the royalty or other interest;
•production and other thresholds and caps applicable to payments of royalty or other interests;
•the obligation of an operator to make payments on royalty and other interests, including value added tax and other taxes where applicable; and
•various defects or ambiguities in the agreement governing a royalty and other interest.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	26

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Rights of Other Interest Holders
Some royalty and other interests are subject to: (i) buy-down right provisions pursuant to which an operator may buy-back all or a portion of the royalty or other interest, (ii) pre-emptive rights pursuant to which parties to operating and royalty agreements have the right of first refusal or first offer with respect to a proposed sale or assignment of such interest by or to EMX, (iii) claw-back rights pursuant to which the seller of a royalty or other interest to EMX has the right to re-acquire the royalty or other interest, or (iv) a right to dispose of property interests which are subject to the royalty or other interest, for a return to EMX, if any, which may be lower than EMX’s assumptions regarding the asset. Holders may exercise these rights such that certain royalty, stream interests and working or other interests would no longer be held by EMX.
Revenue and Royalty Risks
EMX cannot accurately or reliably predict future revenues or operating results from mining activity. Management expects future revenues from the Timok Project in Serbia, Leeville royalty property in Nevada, Caserones royalty in Chile, and Gediktepe royalties in Türkiye, to fluctuate depending on the level of future production and metal prices. For the Leeville property in particular, there is also a risk that the operator may cease to operate in the Company's area of interest. Accordingly, there can be no assurance that royalty payments will continue or materialize and be received by the Company from either property.
EMX also earns or is due additional revenues including staged option payments, advanced annual royalty payments, management or operator fees, and anti-dilution provisions within various property agreements. There is a risk that these payments will not be received, and timing of any receipts may fluctuate. Further, certain payments may be dependent on milestone conditions, or the value may be based on certain market conditions including metal prices, or market price of equity interests received. At the time of entering into an agreement, management cannot reasonably estimate the value of these future receipts. In addition, EMX may not detect errors and payment calculations may call for retroactive adjustments. Each operator’s calculation of EMX’s royalty and other payments are subject to and dependent upon the adequacy and accuracy of its production, cost and accounting functions and errors may occur from time to time in the calculations made by an operator, and EMX does not have a contractual right to receive production information for all of its royalty and other interests. As such, EMX’s ability to detect payment errors through is limited, and the possibility exists that EMX will need to make retroactive royalty or other revenue adjustments.
Royalty Operation and Exploration Funding Risk
EMX's strategy is to seek exploration partners through options to fund exploration and project development. The main risk of this strategy is that the funding parties may not be able to raise sufficient capital to satisfy exploration and other expenditure terms in a particular option agreement. As a result, exploration and development of one or more of the Company's property interests may be delayed depending on whether EMX can find another party or has enough capital resources to fund the exploration and development on its own.
Fluctuating Metal Prices
The market prices for precious, base, and other metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered or are being mined, respectively.
The price of metals has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from mining operations to be impracticable. Factors beyond the control of the Company have a direct effect on global metal prices, which can and have fluctuated widely, and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered on any of EMX's properties and the properties on which it holds royalties. Consequently, the economic viability of any of these projects and EMX's or the operator's ability to finance the development of its projects cannot be accurately predicted and may be adversely affected by fluctuations in metal prices.
In addition to adversely affecting the reserve estimates and financial conditions, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	27

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Extensive Governmental Regulation and Permitting Requirements Risks
Exploration, development and mining of minerals are subject to extensive laws and regulations at various governmental levels governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. In addition, the current and future operations, from exploration through development activities and production, require permits, licenses and approvals from some of these governmental authorities. EMX has, and believes the operators of properties on which it holds royalty interests have, obtained all government licenses, permits and approvals necessary for the operation of its business to date. However, additional licenses, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on EMX, its business and results of operations.
Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring EMX's or the project operator's operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. EMX and such operators may be required to compensate those suffering loss or damage by reason of their mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on EMX and its business and could result in EMX not meeting its business objectives.
Foreign Countries and Political Risks
The Company operates in and holds royalties on properties in countries with varied political and economic environments. As such, it is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mineral concessions or other mineral rights, opposition from environmental or other non-governmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mineral exploration and mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and site safety.
Notwithstanding any progress in restructuring political institutions or economic conditions, the present administration, or successor governments, of some countries in which EMX operates or holds royalty interests may not be able to sustain any progress. If any negative changes occur in the political or economic environment of these countries, it may have an adverse effect on the Company's operations in those countries. The Company does not carry political risk insurance.
Further, certain operators of properties on which the Company holds a royalty or other interest are subject to risks normally associated with the conduct of business in developing economies. Risks may include, among others, problems relating to power supply, labour disputes, delays or invalidation of governmental orders and permits, corruption, uncertain political and economic environments, civil disturbances and crime, arbitrary changes in laws or policies, foreign taxation and exchange controls, nationalization of assets, opposition to mining from environmental or other non-governmental organizations or changes in the political attitude towards mining, empowerment of previously disadvantaged people, local ownership requirements, limitations on foreign ownership, power supply issues, limitations on repatriation of earnings, infrastructure limitations and increased financing costs. These risks may limit, disrupt or negatively impact the operator’s business activities.
Natural Disasters, and Impact and Risks of Epidemics
Upon the occurrence of a natural disaster, pandemic or upon an incident of war (for example, the current and ongoing conflict between Russia and Ukraine in Eastern Europe and between Hamas and Israel in the Middle East), riot or civil unrest, the impacted country, and the overall global economy, may not efficiently and quickly recover from such an event, which could have a materially adverse effect on the Company. Terrorist attacks, public health crises including epidemics, pandemics or outbreaks of new infectious diseases or viruses, and related events can result in volatility and disruption to global supply chains, operations, mobility of people, patterns of consumption and service and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Company.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	28

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Global markets have been adversely impacted by emerging infectious diseases and/or the threat of outbreaks of viruses, other contagions or epidemic diseases. A significant new or resurgent outbreak of infectious disease could result in a widespread crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn which could adversely affect the Company's business and the market price of the common shares of the Company. Many industries, including the mining industry, have been impacted by these market conditions. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a material adverse effect on commodity prices, demand for metals, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company's business and the market price of the Company's securities. In addition, there may not be an adequate response to emerging infectious disease, or significant restrictions and strict emergency measures may be imposed by a government, either of which may impact mining operations. There are potentially significant economic and social impacts of emerging infectious diseases, including labour shortages and shutdowns, delays and disruption in supply chains, social unrest, government or regulatory actions or inactions, including quarantines, declaration of national emergencies, permanent changes in taxation or policies, decreased demand or the inability to sell and deliver concentrates and resulting commodities, declines in the price of commodities, delays in permitting or approvals, suspensions or mandated shut downs of operations, governmental disruptions or other unknown but potentially significant impacts. At this time the Company cannot accurately predict what effects these conditions will have on its operations or financial results, including due to uncertainties relating to the ultimate geographic spread, the duration of the outbreak, and the length restrictions or responses that have been or may be imposed by the governments. Given the global nature of the Company's operations, the Company may not be able to accurately predict which operations will be impacted or if those impacted will resume operations. Further, there are potentially significant economic losses from infectious disease outbreaks that can extend far beyond the initial location of an infection disease outbreak. Any new outbreaks or the continuation of the existing outbreaks or threats of any additional outbreaks of a contagion or epidemic disease could have a material adverse effect on the Company, its business and operational results and financial conditions directly or due to a counterparty.
Financing and Share Price Fluctuation Risks
EMX has limited financial resources and has no assurance that additional funding will be available for further exploration and development of its projects. Further exploration and development of one or more of the Company's projects may be dependent upon the Company's ability to obtain financing through equity or debt financing or other means. EMX can provide no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of EMX's projects which could result in the loss of one or more of its properties. Furthermore, if EMX is required to raise additional capital through the issuance of additional equity securities, this could result in dilution to EMX’s existing shareholders.
The securities markets can experience a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies such as EMX, may experience wide fluctuations in share prices which will not necessarily be related to their operating performance, underlying asset values or prospects. There can be no assurance that share price fluctuations will not occur in the future, and if they do occur, there may be a severe impact on the Company's ability to raise additional funds through equity issues.
Uncertainty of Mineral Resource and Mineral Reserve Estimates
Any estimates for the properties in which the Company has a royalty or other interest, including historical estimates, may not be correct. The figures for mineral resources and mineral reserves, or historical estimates, are estimates only and no assurance can be given that the estimated mineral resources and mineral reserves, or historical estimates, will be recovered or that they will be recovered at the rates estimated. Mineral reserve and mineral resource estimates are based on limited sampling and geological interpretation, and, consequently, are uncertain because the samples may not be representative. Mineral reserve and mineral resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, may render certain mineral reserves and mineral resources uneconomic and may ultimately result in a restatement of estimated mineral reserves and/or mineral resources.
Competition
EMX competes with many companies that have substantially greater financial and technical resources for project acquisition and development, as well as for the recruitment and retention of qualified employees. Increased competition for royalty

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Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
interests and resource investments could adversely affect EMX’s ability to acquire additional royalties and other investments in mineral properties.
The mineral exploration and mining businesses are competitive in all phases and many companies are engaged in the acquisition of mining interests, including large, established companies with substantial financial resources, operational capabilities and long earnings records. There has been significant growth in the royalty companies over the last several years and as a result, EMX may be at a competitive disadvantage in acquiring mineral interests, as competitors may have greater financial resources and technical personnel. There can be no assurance that EMX will be able to compete successfully against other companies in acquiring royalty interests.
Return on Investment Risk
Payment of dividends on the common shares is within the discretion of EMX’s Board of Directors and will depend upon EMX’s future earnings, cash flows, acquisition capital requirements and financial condition, among other relevant factors. EMX has not, since incorporation, paid any dividends on its common shares and has no present intention to pay dividends. Investors cannot expect to receive a dividend on an investment in the common shares in the foreseeable future, if at all.
No Assurance of Titles or Borders
The acquisition of the right to explore for and exploit mineral properties is a very detailed and time-consuming process. There can be no guarantee that the Company has acquired title to any such surface or mineral rights or that such rights will be obtained in the future. To the extent they are obtained, titles to the Company's surface or mineral properties may be challenged or impugned and title insurance is generally not available. The Company's surface or mineral properties may be subject to prior unregistered agreements, transfers or claims and title may be affected by, among other things, undetected defects. Such third-party claims and defects could have a material adverse impact on the Company's operations.
Global Trade Risk
EMX is subject to risks arising from global trade uncertainties, including the imposition of tariffs and other trade-related measures by various governments. Although the Company does not directly engage in manufacturing or distribution, our royalty revenues are derived from underlying operators who could be adversely affected by such trade policies. For example, tariffs on imported raw materials or components may increase the operating costs for our partners, disrupt supply chains, or reduce production volumes, which in turn could delay or diminish our royalty payments. The effect of evolving trade policies may exacerbate the uncertainties affecting the operators underlying our assets.
Currency Risks
EMX’s royalty and other interests are subject to foreign currency fluctuations and inflationary pressures, which may have a material adverse effect on EMX’s profitability, results of operations or financial condition. The Company's equity financings are sourced in Canadian dollars but much of its expenditures are in local currencies or U.S. dollars. At this time, there are no currency hedges in place. Therefore, a weakening of the Canadian dollar against the U.S. dollar or local currencies could have an adverse impact on the amount of funds available and work conducted.
Insured and Uninsured Risks
In the course of exploration, development and operation of mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labour disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in damage to the Company's property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.
Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company's results and result in the decline in value of the securities of the Company.

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Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Some work is carried out through independent consultants and the Company requires all consultants to carry their own insurance to cover any potential liabilities as a result of their work for the Company.
Environmental Risks and Hazards
The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.
Changes in Climate Conditions and Legislation
A number of governments have introduced or are moving to introduce climate change legislation and treaties at the international, national, state or provincial, and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, this may result in increased costs at some or all of the Company's operations.
In addition, the physical risks of climate change may also have an adverse effect on the Company's operations. Extreme weather events have the potential to disrupt operations at the Company's properties and may require the Company to make additional expenditures to mitigate the impact of such events.
The physical risks of climate change may also have an adverse effect on some of the mining operations. These risks include the following:
•sea level rise: changes in sea level could affect ocean transportation and shipping facilities which are used to transport supplies, equipment and workforce and products from operations to world markets;
•extreme weather events: extreme weather events (such as increased frequency or intensity of hurricanes, increased snowpack, prolonged drought) have the potential to disrupt mining operations. Extended disruptions to supply lines could result in interruption to production; and
•resource shortages: mining operations depend on regular supplies of consumables (diesel, tires, sodium cyanide, et cetera) and reagents to operate efficiently. In the event that the effects of climate change or extreme weather events cause prolonged disruption to the delivery of essential commodities, production efficiency at mining operations is likely to be reduced.
There is no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risk of climate change will not have a material and adverse effect on the mining operations in which the Company has an interest and their profitability.
Key Personnel Risk
EMX's success is dependent upon the performance of key personnel working in management and administrative capacities or as consultants. The loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations. Further, EMX may experience difficulty in attracting qualified management and technical personnel to efficiently operate its business. EMX is dependent upon the continued availability and commitment of its key management, who contributions to immediate and future operations of EMX are of significant importance.
Conflicts of Interest
In accordance with the corporate laws of British Columbia, the directors and officers of a corporation are required to act honestly, in good faith and in the best interests of the Company. EMX's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource industry companies and, to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.

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Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Passive Foreign Investment Company
U.S. investors in common shares should be aware that based on current business plans and financial expectations, EMX currently expects that it will be classified as a passive foreign investment company (“PFIC”) under United States tax laws for the financial year ending December 31, 2024 and expects to be a PFIC in future tax years. If EMX is a PFIC for any tax year during a U.S. shareholder's ownership of common shares, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the U.S. shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of EMX's net capital gain and ordinary earnings for any year in which EMX is a PFIC, whether or not EMX distributes any amounts to its shareholders.
For each tax year that EMX qualifies as a PFIC, EMX intends to: (a) make available to U.S. shareholders, upon their written request, a “PFIC Annual Information Statement” as described in United States Treasury Regulation Section 1.1295-1(g) (or any successor Treasury Regulation) and (b) upon written request, use commercially reasonable efforts to provide all additional information that such U.S. shareholder is required to obtain in connection with maintaining such QEF Election with regard to EMX. EMX may elect to provide such information on its website www.EMXRoyalty.com. Each U.S. investor should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares.
Corporate Governance and Public Disclosure Regulations
The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the U.S. Securities and Exchange Commission (the "SEC"), the British Columbia and Alberta Securities Commissions, the NYSE American and the TSX-V. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created, making compliance more difficult and uncertain. The Company's efforts to comply with the new rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.
Internal Controls over Financial Reporting
Applicable securities laws require an annual assessment by management of the effectiveness of the Company's internal control over financial reporting. The Company may in the future fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting.
Future acquisitions may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired corporations may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.
Any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must consider the benefits of controls relative to their costs. Inherent limitations within a control system include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by an unauthorized override of the controls. While the design of any system of controls is to provide reasonable assurance of the effectiveness of disclosure controls, such design is also based in part upon certain assumptions about the likelihood of future events, and such assumptions, while reasonable, may not take into account all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and may not be prevented or detected. In addition, should the Company expand in the future, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting.
A material weakness is a control deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. We may potentially in the future discover, areas of internal control over

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Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
financial reporting that may require improvement. Whenever such a control deficiency is determined to exist, we could incur significant costs in remediation efforts implementing measures designed to ensure that the control deficiencies contributing to a material weakness are remediated. If we are unable to assert that our internal control over financial reporting is effective now or in any future period, whether as a result of a newly-determined deficiency or because remediation efforts are ongoing, or if our independent auditors are unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price.
Information Systems and Cyber Security
The Company's information systems, and those of its counterparties under royalty agreements and vendors, are vulnerable to an increasing threat of continually evolving cybersecurity risks. Unauthorized parties may attempt to gain access to these systems or the Company's information through fraud or other means of deceiving the Company's counterparties. The Company's operations depend, in part, on how well the Company and its suppliers, as well as counterparties under the royalty agreements, protect networks, equipment, information technology (“IT”) systems and software against damage from a number of threats. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company's reputation and results of operations. Any of these and other events could result in information system failures, delays and/or increases in capital expenses.
The Company has entered into agreements with third parties for hardware, software, telecommunications and other services in connection with its own operations. The Company also depends on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risk of failures. The Company can provide no assurance that it will not experience any known or unknown material losses relating to cyber-attacks or other data/information security breaches in the future. The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain an area of attention.
In April 2024, one of the Company's subsidiaries in Türkiye was the subject of a cyber event resulting in the potential loss of $2,326,000. The Company has launched a full investigation of the event and is pursuing recovery of its funds through all legally available means in order to mitigate the loss amount to the fullest extent possible. As of the date hereof, the investigation remains ongoing.
Any future significant compromise or breach of the Company's data/information security, whether external or internal, or misuse of data or information, could result in additional significant costs, lost sales, fines and lawsuits, and damage to the Company's reputation. In addition, as the regulatory environment related to data/information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to the Company's business, compliance with those requirements could also result in additional costs. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.
Activist Shareholders
Publicly traded companies are often subject to demands or publicity campaigns from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions or reorganizations. There can be no assurance that the Company will not be subject to any such campaign, including proxy contests, media campaigns or other activities. Responding to challenges from activist shareholders can be costly and time consuming and may have an adverse effect on the Company's reputation. In addition, responding to such campaigns would likely divert the attention and resources of the Company's management and Board, which could have an adverse effect on the Company's business and results of operations. Even if the Company were to undertake changes or actions in response to activism, activist shareholders may continue to promote or attempt to effect further changes and may attempt to acquire control of the Company. If shareholder activists are ultimately elected to the Board, this could adversely affect the Company's business and future operations. This type of activism can also create uncertainty about the Company's future strategic direction, resulting in loss of future business opportunities, which could adversely affect the Company's business, future operations, profitability and the Company's ability to attract and retain qualified personnel.

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Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Reputation Damage
Reputational damage can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. While the Company does not ultimately have direct control over how it and its Directors, officers and employees are perceived by others, reputational loss could have a material adverse impact on the Company's financial performance, financial condition, cash flows and growth prospects.
Potential Litigation
Potential litigation affecting the properties in which EMX holds its royalty or other interests could have an adverse effect on EMX. Such litigation could be brought by community, indigenous groups or host governments, litigation between joint venture partners or other litigation between operators and original party owners or neighboring property owners. As a royalty or other interest holder, EMX will not generally have any influence on the litigation and will not generally have access to data. Any such litigation that results in the cessation or reduction of production from a property (whether temporary or permanent) could have a material adverse effect on EMX’s profitability, results of operations, financial condition and the trading price of EMX’s securities.
Significant Royalties
The Caserones Royalty, Timok Royalty and Gediktepe Royalties are currently significant to EMX, although as new assets are acquired or move into production, the materiality of each of EMX’s assets will be reconsidered. Any adverse development affecting the operation of, production from or recoverability of mineral reserves from Caserones, Timok or Gediktepe or any other significant property in the asset portfolio from time to time, such as, but not limited to, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, sinkholes, pit wall failures, tailings dam failures, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage, or the inability to hire suitable personnel and engineering contractors or secure supply agreements on commercially suitable terms, may have a material adverse effect on EMX’s profitability, financial condition and results of operations. In addition, EMX has no control over operational decisions made by the third-party owners and operators of these projects. Any adverse decision made by the owners and operators, including for example, alterations to mine plans or production schedules, may impact the timing and amount of revenue that EMX receives and may have a material and adverse effect on EMX’s profitability, financial condition and results of operations. As these mines mature, EMX can expect overall declines in production over the years unless operators are able to replace reserves that are mined through mine expansion or successful new exploration.
Dependence on Royalty Payments
EMX is dependent to a large extent upon the financial viability and operational effectiveness of owners and operators of its relevant royalty properties. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, the ability or willingness of smelters and refiners to process mine products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operators of expenses incurred in the operation of the royalty properties, the establishment by the operators of reserves for such expenses or the insolvency of the operator. EMX’s rights to payment under the royalties must, in most cases, be enforced by contract without the protection of the ability to liquidate a property. This inhibits EMX’s ability to collect outstanding royalties from property interests upon a default. Additionally, some agreements may provide limited recourse in particular circumstances which may further inhibit EMX’s ability to recover or obtain equitable relief in the event of a default under such agreements. In the event of a bankruptcy of an operator or owner, a creditor or the operator may seek to terminate the royalty or other agreement or otherwise limit EMX’s recovery in the insolvency proceeding. Failure to receive payments from the owners and operators of the relevant properties or termination of EMX’s rights may result in a material and adverse effect on EMX’s profitability, results of operations and financial condition.
Indebtedness
As of December 31, 2024, the Company had $35,000,000 in principal outstanding under the Franco credit facility. The Company’s ability to make scheduled payments of the principal of, to pay interest on, or to refinance indebtedness depends on its future performance, which is subject to economic, financial, competitive and other factors beyond its control (including, in particular, the continued receipt of royalty and other interest payments). If any of these factors beyond its control arose, the

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Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Company may not continue to generate cash flow in the future sufficient to service debt and make necessary capital expenditures. If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company’s ability to refinance indebtedness will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations.
Revenue from Royalties
The Company holds royalty interests that allow the mining operator to deduct certain costs, including, but not limited to, marketing and sales charges, sampling, transportation of minerals, refinery or smelter costs, taxes or other incidental and handling costs. Such costs will fluctuate in ways that are unpredictable and are beyond the control of the Company and can significantly impact the revenue the Company may receive on these mineral royalty interests. Increases in costs incurred by the mining operator on permitted cost deductions will likely result in a decline in the revenue received by the Company on these royalty interests and will impact overall revenue of the Company and could result in an adverse effect on the Company.
Material Transactions
EMX is continuously reviewing opportunities to acquire existing royalties, to create new royalty interests, or to acquire companies that hold royalty interests. At any given time, EMX has various types of transactions and acquisition opportunities in various stages of active review, including submission of indications of interest and participation in discussions or negotiations in respect of such transactions. This process also involves the engagement of consultants and advisors to assist in analyzing particular opportunities. Any such acquisition or transaction could be material to EMX and may involve the issuance of securities by EMX or the incurring of indebtedness to fund any such acquisition. In addition, any such acquisition or other royalty transaction may have other transaction-specific risks associated with it, including risks related to the completion of the transaction, the project operators or the jurisdictions in which assets may be acquired. Additionally, EMX may consider opportunities to restructure its royalties where it believes such a restructuring may provide a long-term benefit to EMX, even if such restructuring may reduce near-term revenues or result in EMX incurring transaction-related costs. EMX may enter into one or more acquisitions, restructurings or other royalty transactions at any time.
Global Financial Conditions
Global financial conditions have been characterized by ongoing volatility. Global financial conditions could suddenly and rapidly destabilize in response to future events, as government authorities may have limited resources to respond to future crises. Global capital markets have continued to display increased volatility in response to global events. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, changes to energy prices or sovereign defaults.
Any sudden or rapid destabilization of global economic conditions could negatively impact EMX’s ability, or the ability of the operators of the properties in which EMX holds royalties or other interests, to obtain equity or debt financing or make other suitable arrangements to finance their projects. Additionally, EMX may be subject to counterparty risk and liquidity risk. EMX is exposed to various counterparty risks including, but not limited to (i) through financial institutions that hold EMX’s cash, (ii) through companies that have payables to EMX, (iii) through EMX’s insurance providers, and (iv) through EMX’s lenders. EMX is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of EMX to obtain loans or other credit facilities or obtain equity financing in the future or to obtain them on terms favourable to EMX. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, EMX’s operations could be adversely impacted and the trading price of EMX securities could be adversely affected.
Changes in Tax Legislation and Reviews by Tax Authorities
Changes to, or differing interpretation of, taxation laws or regulations in any of the countries in which EMX’s assets or relevant contracting parties are located could result in some or all of EMX’s profits being subject to additional taxation.
No assurance can be given that new taxation rules or accounting policies will not be enacted or that existing rules will not be applied in a manner which could result in EMX’s profits being subject to additional taxation or which could otherwise have a material adverse effect on EMX’s profitability, results of operations, financial condition and the trading price of EMX securities.

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Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
In addition, the introduction of new tax rules or accounting policies, or changes to, or differing interpretations of, or application of, existing tax rules or accounting policies could make royalties or other investments by EMX less attractive to counterparties. Such changes could adversely affect EMX’s ability to acquire new assets or make future investments.
Furthermore, tax authorities in jurisdictions applicable to EMX may periodically conduct reviews of EMX’s tax filings and compliance. Those reviews could result in adverse tax consequences and unexpected financial costs and exposure.
Inability to Add Additional Reserves
The revenue generated by EMX is principally based on the exploitation of mineral reserves on assets underlying the royalty or other interests on which EMX has a royalty or other interest. Mineral reserves are continually being depleted through extraction and the long-term viability of EMX’s asset portfolio depends on the replacement of mineral reserves through new producing assets and increases in mineral reserves on existing producing assets. While EMX may be able to maintain all or a portion of its interest in its reserve inventory through acquisitions, its business model relies on the successful development of the non-producing properties in its asset portfolio. Exploration for minerals resources is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures made by the operator of any given project will result in discoveries of commercial quantities of mineral resources on properties underlying the asset portfolio. Even in those cases where a significant mineral deposit is identified, there is no guarantee that the deposit can be economically extracted. Substantial expenditures are required to establish mineral reserves through drilling, to develop processes to extract the mineral resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that new mineral reserves will be identified to replace or increase the amount of mineral reserves currently in the asset portfolio. This includes mineral resources, as the resources that have been discovered have not been subjected to sufficient analysis to justify commercial operations or the allocation of funds required for development. The inability to add additional mineral reserves or to replace existing mineral reserves through either the development of existing mineral resources or the acquisition of new mineral producing assets may result in a material and adverse effect on EMX’s profitability, results of operations, financial condition and the trading price of EMX securities.
Anti-Corruption and Anti-Bribery Laws
The Company is subject to the Canadian Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practices Act, and other laws that prohibit improper payments or offers of payments to third parties, including foreign governments and their officials, for the purpose of obtaining or retaining business. In some cases, the Company invests in properties in certain jurisdictions where corruption may be more common, which can increase the risk of unauthorized payments or offers of payments in violation of anti-corruption and anti-bribery laws and regulations and in violation of our policies. In addition, the operators of the properties may fail to comply with anti-corruption and anti-bribery laws and regulations. Although the Company does not operate the properties on which it holds a royalty interest, enforcement authorities could deem us to have some culpability for the operators’ actions. Any violations of the applicable anti-corruption and anti-bribery laws could result in significant civil or criminal penalties to us and could have an adverse effect on our reputation.
Long-term Investments
The Company is exposed to equity price risk as a result of holding long- term equity investments in other companies, including, but not limited to, exploration and mining companies. Just as investing in the Company is inherent with risks such as those set out in this MD&A, by investing in these other companies, the Company is exposed to the risks associated with owning equity securities and those risks inherent in the investee companies, including the loss of the full value of these investments. The Company generally does not actively trade these investments.
Common Shares may be Suspended from Trading
Each of the TSX-V and NYSE American has the right to suspend trading in certain circumstances. If the common shares are suspended from trading, the holders of common shares may not be able to dispose of their common shares on the TSX-V or the NYSE American (as the case may be).
TSX-V: The objective of the TSX-V's policies regarding continued listing privileges is to facilitate the maintenance of an orderly and effective auction market for securities of a wide variety of listed issuers, in which there is a substantial public interest, and that comply with the requirements of the TSX-V. The policies are designed and administered in a manner consistent with that

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Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
objective. The TSX-V has adopted certain quantitative and qualitative criteria under which it will normally consider the suspension from trading and delisting of securities. However, no set of criteria can effectively anticipate the unique circumstances which may arise in any given situation. Accordingly, each situation is considered individually on the basis of relevant facts and circumstances. As such, whether or not any of the delisting criteria has become applicable to a listed issuer or security, the TSX-V may, at any time, suspend from trading and delist securities if in the opinion of the TSX-V, such action is consistent with the objective noted above or further dealings in the securities on the TSX-V may be prejudicial to the public interest. In addition, the TSX-V may at any time suspend from trading the common shares if it is satisfied that the Company has failed to comply with any of the provisions of its listing agreement with the TSX-V or other agreements with the TSX-V, or with any TSX-V requirement or policy.
NYSE American: The NYSE American may suspend trading in, and commence proceedings to delist, the common shares from time to time if it determines that EMX or the common shares fail to satisfy the applicable quantitative or qualitative continued listing criteria under the NYSE American listing standards. The NYSE American may also suspend trading in, and commence proceedings to delist, the securities of an issuer if the issuer or its management engage in operations that are in the opinion of the NYSE American contrary to the public interest. Typically, if an issuer or its NYSE American-listed securities fall below the NYSE American's quantitative or qualitative listing criteria, the NYSE American reviews the appropriateness of continued listing and may give consideration to any definitive action proposed by the issuer, pursuant to procedures and timelines set forth in the NYSE American listing standards, that would bring the issuer or such securities above the applicable continued listing standards. However, in certain cases, the failure of the issuer or its listed securities to meet certain continued listing criteria may result in immediate suspension and delisting by the NYSE American without such evaluation or follow-up procedures.
Enforcement of Civil Judgments
A substantial portion of the assets of EMX are located outside of Canada. As a result, it may not be possible for investors in EMX’s securities to collect from EMX judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for investors in EMX’s securities to succeed in a lawsuit in the United States, based solely on violations of Canadian securities laws.
Environmental, Social and Governance Matters
Mining, extraction, processing, exploration and development activities in mining are subject to environmental, social and governance (“ESG”) risks which could have a significant impact on project development, operational performance, reputation and social license to operate. ESG issues at the properties underlying EMX’s assets could have a material and adverse effect on EMX’s profitability, results of operations, financial condition, the trading price of EMX securities and EMX’s reputation.
Investors are increasingly seeking enhanced disclosure on the risks, challenges, governance implications and financial impacts of ESG matters faced by companies, including EMX itself and many of the operators of the properties in which EMX holds an interest. In connection with increased investor focus and additional disclosure, there is the potential for litigation in connection with such disclosure and with underlying ESG-related issues. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm the reputation of EMX.
Supplies, Infrastructure and Employees
Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment and numerous consumables and services, including electricity and carbon-based fuels, in the particular areas where such activities are conducted. A limited supply, access restrictions or escalating prices of such equipment or supplies may affect the availability of such equipment or supplies to the owners and operators of properties in which EMX has a royalty or other interest, and may delay exploration, development or extraction activities. Certain equipment or supplies may not be immediately available, or may require long lead time orders or planning. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration, development or production at the properties in which EMX has a royalty or other interest.
Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the operations in which EMX has a royalty or other interest. Realized pricing underlying payments in respect of EMX’s diversified interests may differ from benchmark pricing due to product quality

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Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
differences and transportation costs. From time to time, material differences in price may arise due to transportation bottlenecks or a lack of pipeline capacity. These differentials are expected to be volatile over time and change with market dynamics
Production from the properties in which EMX holds an interest depends on the efforts of operators’ employees. There is competition for geologists and persons with mining and oil and gas expertise. The ability of the owners and operators of such properties to hire and retain geologists and persons with expertise is key to those operations. Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which those operations are conducted. Changes in such legislation or otherwise in the relationships of the owners and operators of such properties with their employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on such operations, results of operations and financial condition of EMX. If these factors cause the owners and operators of such properties to decide to cease production at one or more of the properties, such decision could have a material adverse effect on the business and financial condition of EMX.
Indigenous Peoples
Various international and national, state and provincial laws, codes, resolutions, conventions, guidelines, treaties, and other principles and considerations relate to the rights of indigenous peoples. EMX holds royalty and other interests on operations located in some areas presently or previously inhabited or used by indigenous peoples. Many of these materials impose obligations on government to respect the rights of indigenous people. Some mandate consultation with indigenous people regarding actions which may affect indigenous people, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national requirements, principles and considerations pertaining to indigenous people continue to evolve and be defined. EMX’s current and future operations are subject to a risk that one or more groups of indigenous people may oppose continued operation, further development, or new development of those projects or operations on which EMX holds a royalty or other interest. This risk exists even where operators have sought to comply with applicable consultation obligations. Such opposition may be directed through legal or administrative proceedings or protests, roadblocks or other forms of public expression against EMX or the operators’ activities. Opposition by indigenous people to such activities may require modification of or preclude operation or development of projects or may require the entering into of agreements with indigenous people. Claims and protests of indigenous peoples may disrupt or delay activities of the operators of EMX’s royalty or other interests.
Potential Changes to Mining Legislation in Chile
The Company has a number of properties on which it holds a royalty or other interest located in each of Chile (in particular, Caserones). Chile has recently been experiencing periods of significant political volatility and changes in government. Government bodies and officials in Chile have made a variety of proposals regarding potential changes to mining legislation. The proposals are wide-ranging and have included potential changes in mining policies, royalties, taxation levels, ownership rights and the treatment of local communities.
In Chile, a draft constitution proposed to replace its current text was rejected by Chileans on December 17, 2023, representing the second draft rejected by voters in as many years, with the first having occurred in a national referendum held in September 2022. Drafting of new constitutions and the resulting votes have occurred over a period of political and legislative uncertainty in Chile which began in late 2019 and has been underscored by frequent widescale public demonstrations demanding, among other things, constitutional, social and legal reforms. While the results of two recent plebiscites appear to confirm the status quo, there is no assurance that there will not be any constitutional or legislative changes in Chile in the future. Any constitutional or legislative changes in Chile that impact management of the country’s natural resources, or labor and social security legislation, among other matters, could affect the Company’s business, financial condition and results of operations in Chile.
On August 10, 2023, Law No. 21,591, also known as the Mining Royalty Law, was published in the Official Gazette of Chile, which eliminated the specific mining tax and established a new mining royalty tax. The new royalty tax comprises two main components: an ad valorem component which is only applicable to larger mining operations meeting certain annual sale thresholds, and a tax levied on mining operating margins. The new law also established maximum tax burdens on mining businesses. While the recent changes to mining taxes and royalties in Chile have no immediately measurable impact on the Company’s business, they do highlight the ability of the government to introduce tax and royalty reforms which could materially affect the Company’s business interests in Chile. Other changes could be considered or proposed in the future, including but not limited to increases to mining or income taxes, new royalties, changes to value added taxes, or increases or removal of

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Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
maximum tax limits for mining companies. Such changes in the future could affect the Company’s business, financial condition and results of operations in Chile.

Controls and Procedures
Disclosure Controls and Procedures
At the end of the period covered by this MD&A, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") and National Instrument 52-109 – Certification of disclosure in Issuers’ Annual and Interim Filings). Based upon that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this MD&A, as discussed below under “Management’s Report on Internal Control Over Financial Reporting”, our disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.
Management's Report on Internal Control over Financial Reporting
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in National Instrument 52-109 - Certification of disclosure in Issuers’ Annual and Interim Filings in Canada and in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.
It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. There are inherent limitations in all control systems, which include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls and projections of any evaluation of effectiveness to future periods may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
Management, including the CEO and CFO, evaluated the design and assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this assessment, management has concluded that EMX’s internal control over financial reporting was effective as at December 31, 2024.
Attestation Report of Independent Registered Accounting Firm
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 has been audited by Davidson & Company LLP, an independent registered public accounting firm.

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Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Changes in Internal Control over Financial Reporting
Other than the change noted above, during the period covered by this MD&A, no changes occurred in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Outstanding Share Data
At March 12, 2025, the Company had 108,800,540 common shares issued and outstanding. There were also 7,509,000 stock options outstanding with expiry dates ranging from April 22, 2025 to October 11, 2029 and 3,812,121 warrants outstanding with an expiry date of April 14, 2027.

Forward-Looking Information
This MD&A contains “forward-looking information” and “forward-looking statements” (herein after referred to as “forward-looking statements”) that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and mineral resource estimates, work programs and proposed exploration, development and production activities, capital expenditures, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project, the Company’s growth strategy and expectations regarding the guidance for 2025 and future outlook, including revenue and GEO estimates, timelines, strategic plans, completion of transactions, market prices for metals, future payments that the Company is to make or receive pursuant to agreements to which it is subject, renewal of the NCIB program, future purchases of Common Shares pursuant to the Company’s normal course issuer bid renewed NCIB, statements as to expectations of revenues in future periods, statement as to the future reduction in operating expenditures, the implementation of a measured and consistent debt repayment strategy, statement as to the evaluation and identification of new sources of capital to fund royalty acquisitions, statement as to the continued growth of the Company’s royalty portfolio in future periods, statements as to the operations and plans of the operators of properties in which the Company has interests, statement as to the royalty on the Chapi Copper mine property contributing to royalty revenue in the first half of 2026, statements as to the expected timing and amounts of royalty and other payments from property operators or holders in which the Company has interests, statement as to future payment of dividends, or other statements that are not statements of fact. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning mineral resource or mineral reserve estimates may also be deemed to constitute “forward-looking statements” to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.
Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy,” “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.
Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:
•estimated production at any of the mineral properties in which the Company has a royalty, or other interest remains accurate;
•estimated capital costs, operating costs, production and economic returns remain accurate;
•estimated metal pricing, metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying the Company's mineral resource and mineral reserve estimates, remains accurate;
•the expected ability of any of the properties in which the Company holds a royalty, or other interest to develop adequate infrastructure at a reasonable cost remains accurate;
•the Company and its counterparties will satisfy their obligations in accordance with the agreements that they are party to;

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Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
•the Company will continue to be able to fund or obtain funding for outstanding commitments;
•the Company will be able to source accretive royalties and royalty generation properties;
•that neither the Company nor any owner or operator of any of the properties in which the Company holds a royalty, or other interest will suffer significant impacts as a result of an epidemic or other natural disaster;
•that trading of the common shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of being listed on the TSX-V, the NYSE American and the Frankfurt Stock Exchange and will not be suspended;
•that the Company properly considered the application of applicable tax laws to its structure and operations and filed its tax returns and paid taxes in compliance with applicable tax laws;
•assumptions that all necessary permits and governmental approvals will be obtained;
•assumptions made in the interpretation of drill results, the geology, grade and continuity of the mineral deposits of any of the properties in which the Company holds a royalty or other interest remain accurate;
•expectations regarding demand for equipment, skilled labor and services needed for exploration and development of mineral properties in which the Company holds a royalty or other interest remain accurate; and
•the activities on any on the properties in which the Company holds a royalty, or other interest will not be adversely disrupted or impeded by development, operating or regulatory risks or any other government actions and will continue to operate in accordance with public statements.
Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:
•risks associated with exploration, development, operating, expansion and improvement at the properties in which the Company holds a royalty interest
•the risk that the Company may be unable to satisfy conditions under its property option agreements and earn an interest in the properties subject to such agreements;
•the absence of control over mining operations on the properties in which the Company holds a royalty interest and is dependent on third party operators to explore, develop and mine such properties;
•risks associated with having to rely on the public disclosure and other information the Company receives from the owners and operators of the properties on which the Company holds a royalty interest as the basis for the Company’s analyses, forecasts and assessments relating to the Company’s business;
•risks relating to unknown defects and impairments in the Company’s royalty or other interests;
•risks related to the satisfaction of each party’s obligations in accordance with the terms of the Company’s royalty agreements, including the ability of the companies with which the Company has royalty agreements to perform their obligations under those agreements;
•the Company’s royalty and other interests may be subject to rights of other interest holders, including buy-down rights, pre-emptive rights, claw-back rights and the rights to dispose of property interests;
•risks related to the ability of any of the properties in which the Company holds a royalty, or other interest to commence production and generate material revenues and uncertainty that the Company will receive additional revenues from staged option payments, advanced annual royalty payments, management or operators fees and other sources;
•risks associated with EMX’s exploration partners being unable to obtain adequate financing to fund exploration and development activities;
•risks associated with fluctuations in the price of commodities;
•risks related to governmental regulation, sanctions and permits, including environmental regulation and trade policies;
•the risk that permits and governmental approvals necessary to develop and operate mines on the properties in which the Company holds a royalty, or other interest will not be available on a timely basis or at all;
•risks related to political uncertainty or instability in countries where the Company's mineral properties are located;
•risks of significant impacts on EMX or the properties on which EMX holds a royalty or other interests as a result of an epidemic or natural disaster;
•risks that the Company may not be able to obtain adequate financing when needed;

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Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
•volatility in the Company’s share price;
•uncertainties relating to the assumptions underlying the Company's mineral resource and mineral reserve estimates, such as metal pricing, metallurgy, mineability, marketability and operating and capital costs;
•risks associated with competition in the mineral royalty industry;
•risks related to the declaration, timing and payment of dividends;
•uncertainty related to title to the mineral properties of any of the properties in which the Company holds a royalty, or other interest;
•risks associated with global trade uncertainties, including the imposition of tariffs and other trade-related measures by various governments;
•risks associated with fluctuations in prices of foreign currencies, including currency hedging arrangements or the lack thereof;
•unavailability of insurance for certain risks to which the Company may be subject;
•environmental risks and hazards;
•risks related to global climate change and the impacts of legislation in responses thereto;
•the Company's dependence on, and need to attract and retain, qualified management and technical personnel;
•risks related to conflicts of interest of some of the directors of the Company;
•uncertainty as to the Company's PFIC status;
•risks related to regulatory and legal compliance and increased costs relating thereto;
•risks related to the adequacy of internal control over financial reporting;
•risks related to ensuring the security and safety of information systems, including cyber security risks;
•risks related to activist shareholders;
•risks related to reputational damage;
•uncertainty as to the outcome of potential litigation;
•mine operator and counterparty concentration risks;
•the Company’s dependence on receiving royalty and other payments from the owners or operators of its relevant royalty properties;
•indebtedness risks;
•risks related to royalties or other interest that permit cost deductions;
•risks associated with significant transactions;
•risks related to market events and general economic conditions;
•the Company’s interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated;
•the inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain mining operations from which the company holds a royalty or other interest;
•risks associated with violations of anti-corruption and anti-bribery laws;
•equity price risks related to the Company’s holding of long-term investments in other companies;
•risks associated with multiple listings of common shares on the TSX-V and the NYSE American and the possible suspension of trading of common shares;
•risks related to enforcing civil judgments obtained in Canada in other jurisdictions;
•risks related to environmental, social and governance related issues;
•lack of suitable supplies, infrastructure and employees to support the mining operations at the properties on which the Company holds a royalty or other interest;
•uncertainties related to indigenous rights with respect to the mineral properties; and
•risks associated with potential changes to applicable mining legislation, including with respect to Chile.

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Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to under the heading “Risks and Uncertainties” in the MD&A (as defined below), which is incorporated by reference herein.
The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. The Company provides certain links to websites in this MD&A. No such websites are incorporated by reference herein.
More information about the Company including its recent financial reports and AIF is available on SEDAR+ at www.sedarplus.ca. The Company's Annual Report on Form 40-F, including the recent financial reports, is available on the Electronic Data, Gathering, Analysis, and Retrieval (“EDGAR”) database of the SEC at www.sec.gov and on the Company's website at www.EMXroyalty.com.
Future-Oriented Financial Information
This MD&A may contain future-oriented financial information (“FOFI”) within the meaning of Canadian securities legislation, about prospective results of operations, financial position, GEOs and anticipated royalty payments based on assumptions about future economic conditions and courses of action, which FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. The FOFI has been prepared by management to provide an outlook of the Company’s activities and results and has been prepared based on a number of assumptions including the assumptions discussed under the headings above entitled “2025 Guidance”, “Outlook” and “Forward-Looking Information” and assumptions with respect to the future metal prices, the estimation of mineral reserves and mineral resources, realization of mineral reserve estimates and the timing and amount of estimated future production. Management does not have, or may not have had at the relevant date, or other financial assumptions which may have been used to prepare the FOFI or assurance that such operating results will be achieved and, accordingly, the complete financial effects are not, or may not have been at the relevant date of the FOFI, objectively determinable.
Importantly, the FOFI contained in this MD&A are, or may be, based upon certain additional assumptions that management believes to be reasonable based on the information currently available to management, including, but not limited to, assumptions about: (i) the future pricing of metals, (ii) the future market demand and trends within the jurisdictions in which the Company or the mining operators operate, and (iii) the operating cost and effect on the production of the Company’s royalty partners. The FOFI or financial outlook contained in this MD&A do not purport to present the Company’s financial condition in accordance with IFRS, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading above entitled “Forward-Looking Information” and under the heading “Risk Factors” in this MD&A, FOFI or financial outlook within this news release should not be relied on as necessarily indicative of future results.
Importantly, the FOFI contained in this MD&A are, or may be, based upon certain additional assumptions that management believes to be reasonable based on the information currently available to management, including, but not limited to, assumptions about: (i) the future pricing of metals, (ii) the future market demand and trends within the jurisdictions in which the Company or the mining operators operate, and (iii) the operating cost and effect on the production of the Company’s royalty partners. The FOFI or financial outlook contained in this MD&A do not purport to present the Company’s financial condition in accordance with IFRS, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the

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Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
heading above entitled “Forward-Looking Information” and under the heading “Risk Factors” in this MD&A, FOFI or financial outlook within this news release should not be relied on as necessarily indicative of future results.
Cautionary Note to Investors Concerning Estimates of Inferred, Indicated and Measured Resources
Investors are cautioned that Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Geological evidence is sufficient to imply, but not verify, geological and grade continuity of Inferred mineral resources. It is reasonably expected that the majority of Inferred resources could be upgraded to Indicated resources with continued exploration. Under Canadian rules, estimates of Inferred mineral resources may not be converted to a mineral reserve, or form the basis of economic analysis, production schedule, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines. Inferred mineral resources can only be used in economic studies as provided under NI 43-101. U.S. investors are cautioned not to assume that part or all of an Inferred resource exists, or is economically or legally mineable. U.S. investors are further cautioned not to assume that any part or all of a mineral resource in the Measured and Indicated categories will ever be converted into reserves.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	44

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Non-IFRS Financial Measures
We have included certain non-IFRS financial measures in this MD&A, as discussed below. EMX believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. These non-IFRS financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These financial measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Each non-IFRS financial measure in this MD&A is not a standardized financial measure under the financial reporting framework used to prepare the consolidated financial statements of the Company for years ended December 31, 2024 and 2023, and might not be comparable to similar financial measures disclosed by other issuers.
Non-IFRS financial measures or “non-GAAP financial measures” are defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure (“NI 52-112”) as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ratio, fraction, percentage or similar representation. A non-IFRS ratio is defined by NI 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage or similar representation, (b) has a non-IFRS financial measure as one or more of its components, and (c) is not disclosed in the financial statements.
The following table outlines the non-IFRS financial measures, their definitions, the most directly comparable IFRS measures and why we use these measures.

Non-IFRS financial measure	Definition	Most directly comparable IFRS measure	Why we use the measure and why it is useful to investors
Adjusted revenue and other income	Defined as revenue and other income including the Company's share of royalty revenue related to the Company's effective royalty on Caserones.	Revenue and other income	We believe these measures more accurately depict the Company's revenue related to operations as the adjustment is to account for revenue from a material asset
Adjusted royalty revenue	Defined as royalty revenue including the Company's share of royalty revenue related to the Company's effective royalty on Caserones.	Royalty revenue
Adjusted cash flows from operating activities	Defined as cash flows from operating activities plus the cash distributions related to the Company's effective royalty on Caserones.	Cash flows from operating activities	We believe this measure more accurately depicts the Company's cash flows from operations as the adjustment is to account for cash flows from a material asset.
Earnings before interest, taxes, depreciation and amortization (EBITDA) and adjusted EBITDA
EBITDA represents net earnings or loss for the period before income tax expense or recovery, depreciation and amortization, finance costs. Adjusted EBITDA adds all revenue from the Caserones Royalty less any equity income from the equity investment in SLM California (Caserones Royalty holder). Additionally, it removes the effects of items that do not reflect our underlying operating performance and are not necessarily indicative of future operating results. These may include: share based payments expense; unrealized and realized gains and losses on investments; write-downs of assets; impairments or reversals of impairments; foreign exchange gains or losses; and other non-cash or non-recurring expenses or recoveries.
		Earnings or loss before income tax	The Company believes EBITDA and adjusted EBITDA are widely used by investors and analysts as useful indicators of our operating performance, our ability to invest in capital expenditures, our ability to incur and service debt and also as a valuation metric.
Gold equivalent ounces (GEOs)	GEOs is a non-IFRS measure that is based on royalty interests and calculated on a quarterly basis by dividing adjusted royalty revenue by the average gold price during such quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period.	Royalty revenue
We use this measure internally to evaluate our underlying operating performance across the royalty portfolio for the reporting periods presented and to assist with the planning and forecasting of future operating results.

Working capital	Defined as current assets less current liabilities. Working capital does not include assets held for sale and liabilities associated with assets held for sale	Current assets, current liabilities	We believe that working capital is a useful indicator of the Company's liquidity.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	45

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Reconciliation of Adjusted Revenue and Other Income and Adjusted Royalty Revenue:
During the three months and years ended December 31, 2024 and 2023, the Company had the following sources of revenue and other income:

	For the three months ended December 31,		For the year ended December 31,
(In thousands of dollars)	2024	2023	2024	2023
Royalty revenue	$6,933	$5,369	$23,804	$20,287
Option and other property income	734	1,676	1,724	4,785
Interest income	509	501	1,920	1,549
Total revenue and other income	$8,176	$7,546	$27,448	$26,621
The following is the reconciliation of adjusted revenue and other income and adjusted royalty revenue:

	For the three months ended December 31,		For the year ended December 31,
(In thousands of dollars)	2024	2023	2024	2023
Revenue and other income	$8,176	$7,546	$27,448	$26,621
SLM California royalty revenue	4,269	8,438	21,678	26,024
The Company's ownership %	42.7	40.0	42.7	40.0
The Company's share of royalty revenue	$1,824	$3,374	$9,263	$10,407
Adjusted revenue and other income	$10,000	$10,920	$36,711	$37,028

Royalty Revenue	$6,933	$5,369	$23,804	$20,287
The Company's share of royalty revenue	1,824	$3,374	9,263	$10,407
Adjusted royalty revenue	$8,757	$8,743	$33,067	$30,694
Reconciliation of Adjusted Cash Flows from Operating Activities:

	For the three months ended December 31,		For the year ended December 31,
(In thousands of dollars)	2024	2023	2024	2023
Cash provided by operating activities	$6,492	$4,272	$6,818	$7,059
Caserones royalty distributions	1,336	1,920	6,772	7,013
Adjusted cash flows from operating activities	$7,828	$6,192	$13,590	$14,072

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	46

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Reconciliation of EBITDA and Adjusted EBITDA:

	For the three months ended December 31,		For the year ended December 31,
(In thousands of dollars)	2024	2023	2024	2023
Income (loss) before income taxes	$4,881	$(1,168)	$442	$(3,393)
Finance expense	748	1,282	3,814	5,091
Depletion, depreciation, and direct royalty taxes	629	2,009	6,647	5,246
EBITDA	$6,258	$2,123	$10,903	$6,944

Attributable revenue from Caserones royalty	1,824	3,374	9,263	10,407
Equity income from investment in SLM California	(845)	(1,146)	(4,329)	(4,134)
Share-based payments	444	305	2,346	2,068
Loss (gain) on revaluation of investments	(1,067)	863	(4,071)	1,732
Loss (gain) on sale of marketable securities	(233)	(347)	2,020	73
Foreign exchange loss (gain)	396	(356)	600	1,010
Gain on revaluation of derivative liabilities	(106)	(613)	(282)	(551)
Loss (gain) on revaluation and provisioning of receivables	(8)	2,735	(8)	2,735
Other losses	-	-	2,326	-
Loss (gain) on settlements, net	(730)	314	53	314
Impairment charges	354	27	399	70
Adjusted EBITDA	$6,287	$7,279	$19,220	$20,668
Reconciliation of GEOs:

	For the three months ended December 31,		For the year ended December 31,
(In thousands)	2024	2023	2024	2023
Adjusted royalty revenue	$8,757	$8,743	$33,067	$30,694
Average gold price per ounce	$2,662	$1,976	$2,379	$1,945
Total GEOs	3,290	4,424	13,897	15,782

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	47

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Appendix A - List of Royalty Assets
EMX's royalty and royalty generation portfolio totals 247 projects on six continents. The following is a summary of the royalty portfolio that includes producing, advanced, and exploration project royalties. There are three material royalties covering the Caserones Mine in Chile, the Timok Mine in Serbia, and the Gediktepe Mine in Türkiye. EMX has filed technical reports for Gediktepe, and Timok that are available under the Company's issuer profile on SEDAR+ (www.sedarplus.ca) and Lundin has filed a technical report for Caserones that is available under Lundin’s issuer profile on SEDAR+ (www.sedarplus.ca). In addition, the Leeville, Balya and Gold Bar South royalty properties are important to the Company, for current as well as projected future royalty cash flows.

Producing Royalties
Property	Royalty/Payments	Commodity Group	Commodity	Operator	Location
Caserones	0.8306% NSR	Copper	Copper-Molybdenum	Lumina Copper / Lundin Mining	Chile
Timok – Cukaru Peki	0.3625% NSR	Copper	Copper-Gold	Zijin Mining	Serbia
Gediktepe Oxide / Sulfide	10% NSR Oxide / 2% NSR Sulfide	Precious Metals	Gold-Silver / Copper-Zinc-Gold-Silver	Lidya Madencilik	Türkiye
Balya	4% NSR & other payments	Polymetallic	Zinc-Lead-Silver	Esan	Türkiye
Sisorta	3.5-5% NSR & other payments	Precious Metals	Gold (Copper)	Bahar Madencilik	Türkiye
Gold Bar South – Afgan	1% NSR	Precious Metals	Gold	McEwen Mining Inc	USA, Nevada
Leeville	1% GSR	Precious Metals	Gold	Nevada Gold Mines	USA, Nevada

Advanced Royalties
Property	Royalty/Payments	Commodity Group	Commodity	Stage	Operator	Location
Chapi	2% NSR	Copper	Copper	Resource Development / Mine Restart	Minera Pampa de Cobre	Peru
Viscaria	0.5 - 1% NSR	Copper	Copper (Iron)	Development Permitting	Gruvaktiebolaget Viscaria	Sweden
Diablillos	1% NSR	Precious Metals	Silver-Gold	Resource Development	AbraSilver Resources	Argentina
Berenguela	1% - 1.25% NSR	Copper	Copper-Silver-Manganese-Zinc	Resource Development	Aftermath Silver	Peru
San Marcial	0.75% NSR	Polymetallic	Silver-Gold-Zinc-Lead	Resource Development	GR Silver Mining Ltd	Mexico, Sinaloa
Challacollo	2% NSR	Precious Metals	Silver-Gold	Resource Development	Aftermath Silver	Chile
Parks Salyer – Sacaton	0.5% NSR & other payments	Copper	Copper	Development Permitting	Arizona Sonoran Copper	USA
Yenipazar	6% - 10% NPI	Polymetallic	Gold-Silver-Zinc-Copper-Lead	Feasibility	Virtus Mining/Trafigura	Türkiye
Tartan Lake	2% NSR	Precious Metals	Gold	Resource Development	Canadian Gold Corp	Canada, Manitoba
Kaukua	2% NSR	Battery Metals	PGE-Nickel-Copper-Gold	Resource Development	GT Resources Inc	Finland

Exploration Royalties
Property	Royalty/Payments	Commodity Group	Commodity	Operator	Location
M18/Aguas Perdidas	1% NSR	Precious Metals	Silver	AbraSilver Resources	Argentina
Urasar	0.625% NSR	Precious Metals	Gold-Copper	Hayasa Metals Inc	Armenia
Koonenberry	3% NSR & AAR payments (NQM)	Precious Metals	Gold	KNB & Rockwell	Australia, Queensland
Mt Steadman	2.5% NSR & other payments	Precious Metals	Gold	Mila Resources
Queensland Gold	2.5% NSR & other payments	Precious Metals	Gold-Copper	Mila Resources
Yarrol	2.5% NSR & other payments	Precious Metals	Gold	Mila Resources

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	48

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)

E&L Nickel Mountain	1% NSR	Battery Metals	Nickel-Copper-PGE	Garibaldi Resources	Canada, British Columbia
Hunter 1-12	2.5% NSR	Precious Metals	Gold	Cassiar Gold
Pyramid	1% NSR	Precious Metals	Gold	Norra Metals Corp
Birch/Uchi multiple groups	1.5% NSR	Precious Metals	Gold	Angel Wing Metals Inc	Canada, Ontario
Bruce Lake - Pakwash North	1.5% NSR & other payments	Precious Metals	Gold	Goldon Resources
Confederation Lake - Dixie Lake 17-18-19	1.5% NSR & other payments	Precious Metals	Gold	Renegade Gold
Confederation South - Dixie Lake 2	1.5% NSR & other payments	Precious Metals	Gold	Renegade Gold
Confederation South - Dixie Lake 3	1.5% NSR & other payments	Precious Metals	Gold	Renegade Gold
Dash Lake	1.5% NSR & other payments	Precious Metals	Gold	Kubera Gold
Dixie Halo	0.75% NSR & other payments	Precious Metals	Gold	BTU Metals
Ear Falls	3% NSR & other payments	Battery Metals	Lithium	Beyond Lithium
Fairchild Lake	1.5% NSR & other payments	Precious Metals	Gold	Fairchild Gold
Gerry Lake	1.5% NSR & other payments	Precious Metals	Gold	Renegade Gold
Jean Lake	2% NSR & other payments	Precious Metals	Gold	Canada Nickel Company
Kwai	1.5% NSR & other payments	Precious Metals	Gold	Golden Goliath
Lang Lake	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures
Longlegged Lake	1.5% NSR & other payments	Precious Metals	Gold	Silver Dollar Resources
Lucky 7	1.5% NSR & other payments	Precious Metals	Gold	Renegade Gold
Manitou Project	1.5% NSR & other payments	Precious Metals	Gold	Dryden Gold
McDonough	1.5% NSR & other payments	Precious Metals	Gold	Goldon Resources
McVicar Lake	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures
Nabish Lake	3% NSR & other payments	Precious Metals	Gold	Heritage Mining
North Pakwash	1.5% NSR & other payments	Precious Metals	Gold	Renegade Gold
Pakwash Lake	1.5% NSR & other payments	Precious Metals	Gold	Silver Dollar Resources
Pipestone	1.5% NSR & other payments	Precious Metals	Gold	Goldon Resources
Red Lake Gold 1	2.5% NSR	Precious Metals	Gold	Renegade Gold
Red Lake Gold - Gullrock Lake	0.25% to 2.25% & other payments	Precious Metals	Gold	Renegade Gold
Red Lake Gold - Duchess	0.25% to 2.25% & other payments	Precious Metals	Gold	Renegade Gold
Red Lake Gold - Red Lake	0.25% to 2.25% & other payments	Precious Metals	Gold	Renegade Gold
Red Lake Gold - Tilly	0.25% to 2.25% & other payments	Precious Metals	Gold	Renegade Gold
Sandy Pines/Fly Lake/Joy	1.5% NSR & other payments	Precious Metals	Gold	Renegade Gold
Shabu	1.5% NSR	Precious Metals	Gold	Taura Gold
South of Otter	1.5% NSR & other payments	Precious Metals	Gold	Portofino
Swain Lake	1.5% NSR	Precious Metals	Gold	Renegade Gold
Fernet	1% NSR & other payments	Precious Metals	Gold	QCX Gold Corp	Canada, Quebec
Portage River	1.5% NSR & other payments	Precious Metals	Gold	Frontline Gold

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	49

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)

Colla Kananchiari	1% NSR precious metals, 0.5% NSR base metals	Precious Metals	Gold-Copper-Silver	Masglas America Corp	Chile
Juncal	1% NSR	Precious Metals	Gold	Austral Gold Ltd
Las Animas	1.5% NSR	Copper	Copper-Gold	Fuerte Metals Corp
Magallanes	1% NSR	Precious Metals	Gold-Silver	Austral Gold Ltd
San Guillermo	0.5% NSR	Precious Metals	Gold-Silver	Austral Gold Ltd
San Valentino	1% NSR	Copper	Copper-Gold-Molybdenum	Fuerte Metals Corp
T4	1.5% NSR	Copper	Copper-Gold	Fuerte Metals Corp
Mustajärvi	1% NSR	Precious Metals	Gold-Silver	Firefox Gold Corp	Finland
Oijarvi	1%/3% NSR	Precious Metals	Gold-Silver	First Nordic Metals Corp
Grand Bois	0.5% NSR	Precious Metals	Gold-Copper	Sono Global Holdings	Haiti
Grand Bois & Surrounding Properties	0.5% NSR	Copper	Copper-Gold	Newmont Ventures Ltd
La Miel	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd
La Mine	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd
North Central	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd
Northeast	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd
Northwest	0.5% NSR	Copper	Copper-Gold	Newmont Ventures Ltd
El Mogote	2% NSR	Precious Metals	Gold-Silver	Industrias Peñoles	Mexico, Durango
San Agustin Sulfides	2% NSR	Precious Metals	Gold	Heliostar Metals Ltd
Bamble	2.5% NSR & other payments	Battery Metals	Nickel-Copper-Cobalt	Londo Nickel Limited	Norway
Espedalen	3% NSR & other payments	Battery Metals	Nickel-Copper-Cobalt	Kendrick Resources
Flåt	2.5% NSR & other payments	Battery Metals	Nickel-Copper-Cobalt	Londo Nickel Limited
Løkken	2.5% NSR & other payments	Polymetallic	Copper-Zinc-Cobalt	Teako Minerals
Meråker	2.5% NSR & other payments	Polymetallic	Copper-Zinc	Lumira Energy Ltd
Mofjell - Mo-i-Rana	2.5% NSR, AAR’s & equity interest	Polymetallic	Copper-Lead-Zinc-Gold	Mahive Minerals AB
Råna	2.5% NSR & other payments	Battery Metals	Nickel-Copper-Cobalt	Kingsrose Mining Ltd
Sagvoll	2.5% NSR & other payments	Polymetallic	Nickel-Copper	Lumira Energy Ltd
Sulitjelma	2% NSR & other payments	Polymetallic	Copper-Zinc-Silver-Gold	Alpha Future Funds SCS
Jasikovo East - Durlan Potok	0.3625% NSR	Copper	Copper-Gold	Zijin Mining	Serbia
Timok – Corridor Zone (Brestovac West license)	2% NSR on Au and Ag, 1% NSR other metals	Precious Metals	Gold	Zijin Mining

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	50

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)

Adak	2.5% NSR & other payments	Polymetallic	Copper-Gold	Copperhead Mineral AB	Sweden
Akerberg	2.5% NSR & other payments	Precious Metals	Gold	Copperhead Mineral AB
Blabarliden	3% NSR & other payments	Precious Metals	Gold	First Nordic Metals Corp
Fiskeltrask	3% NSR & other payments	Battery Metals	Nickel-Copper-Cobalt	Bayrock Resources Ltd
Klippen	1% NSR & other payments	Precious Metals	Gold	First Nordic Metals Corp
Kukasjarvi	3% NSR & other payments	Battery Metals	Nickel-Copper-Cobalt	Bayrock Resources Ltd
Mjövattnet	3% NSR & other payments	Battery Metals	Nickel-Copper-Cobalt	Kendrick Resources
Njuggträskliden	3% NSR & other payments	Battery Metals	Nickel-Copper-Cobalt	Kendrick Resources
Nottrask	3% NSR & other payments	Battery Metals	Nickel-Copper-Cobalt	Bayrock Resources Ltd
Paubacken	3% NSR & other payments	Precious Metals	Gold	First Nordic Metals Corp
Skogstrask	3% NSR & other payments	Battery Metals	Nickel-Copper-Cobalt	Bayrock Resources Ltd
Solvik	2.5% NSR & other payments	Precious Metals	Gold	First Nordic Metals Corp
Storjuktan	3% NSR & other payments	Precious Metals	Gold	First Nordic Metals Corp
Tomtebo	2.5% NSR & other payments	Polymetallic	Copper-Zinc-Lead-Silver-Gold	District Metals
Vuostok	3% NSR & other payments	Battery Metals	Nickel-Copper-Cobalt	Bayrock Resources Ltd
Akarca	1-3% NSR & other payments	Precious Metals	Gold-Silver	Çiftay	Türkiye
Trab-23	1.5% NSR	Copper	Copper-Gold	Trab Madencilik
Goodpaster - 64 North - East Pogo	1% NSR	Precious Metals	Gold	Alaska Energy Metals Co	USA, Alaska
Goodpaster - 64 North - West Pogo	1 – 2% NSR	Precious Metals	Gold	Alaska Energy Metals Co
Goodpaster - LMS	1 – 3% NSR	Precious Metals	Gold	Gold Reserve Inc
Copper King	2% NSR, AMR & Milestone Payments	Copper	Copper	Rio Tinto	USA, Arizona
Copper Springs	2% production and other payments	Copper	Copper	South32
Hardshell Skarn	2% NSR & AMR Payments	Polymetallic	Copper-Lead-Zinc-Silver	South32
Mesa Well	2% production and other payments	Copper	Copper	Intrepid Metals
Superior West	2% NSR, AMR & Milestone Payments	Copper	Copper	Rio Tinto
Century	3% NSR & other payments	Precious Metals	Gold	Scout Discoveries Corp	USA, Idaho
Cuddy Mountain	3.25% NSR & other payments	Precious Metals	Gold	Scout Discoveries Corp
Erickson Ridge	3.25% NSR & other payments	Precious Metals	Gold	Scout Discoveries Corp
Independence	3% NSR & other payments	Precious Metals	Gold-Silver	Scout Discoveries Corp
Jacknife	3.25% NSR & other payments	Polymetallic	Silver-Lead-Zinc	Scout Discoveries Corp
Lehman Butte	3.25% NSR & other payments	Precious Metals	Gold-Silver	Scout Discoveries Corp
Moose Ridge	3% NSR & other payments	Precious Metals	Gold	Scout Discoveries Corp
Muldoon	3% NSR & other payments	Precious Metals	Gold	Scout Discoveries Corp
Robber Gulch	3.25% NSR & other payments	Precious Metals	Gold	Scout Discoveries Corp
Silverback	3% NSR & other payments	Polymetallic	Silver-Lead-Zinc	Scout Discoveries Corp
South Orogrande	3.25% NSR & other payments	Precious Metals	Gold	Scout Discoveries Corp
Timber Butte	3% NSR & other payments	Precious Metals	Gold	Scout Discoveries Corp
Valve House	3% NSR & other payments	Precious Metals	Gold	Scout Discoveries Corp

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	51

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)

Bottle Creek	2% NSR	Precious Metals	Gold	URZ3 Energy Corp	USA, Nevada
Brooks	4% NSR	Precious Metals	Gold	I-80 Gold Corp
Cathedral Well	2.5% NSR	Precious Metals	Gold	Orla Mining Ltd
Maggie Creek	2% NSR on precious metals; 1% NSR on other metals	Precious Metals	Gold	Nevada Gold Mines
Maggie Creek South	3% NSR	Precious Metals	Gold	Nevada Gold Mines
NP Placers	> Of 50 cents/yd3 or 4% NSR & AAR Payments	Precious Metals	Gold	New Gold Recovery
Selena	3.25% production, AMR & Milestone Payments	Polymetallic	Silver-Lead-Zinc	Ridgeline Minerals
Silver Peak	1.5% NSR	Precious Metals	Silver-Gold	Millennium Silver Corp
South Grass Valley	2% NSR	Precious Metals	Gold	URZ3 Energy Corp
Speed Goat	3% NSR & other payments	Precious Metals	Gold	Scout Discoveries Corp
Swift	3.25% production, AMR & Milestone Payments	Precious Metals	Gold	Ridgeline Minerals
Yerington West-Roulette	20% carried to feasibility or 2.5% NSR	Copper	Copper	Hudbay Minerals
Golden Ibex	1% NSR	Precious Metals	Gold	Golden Ibex	USA, Oregon
Copper Warrior	2% NSR	Copper	Copper	American West Metals Ltd	USA, Utah
Ophir	2% NSR	Copper	Copper	Rio Tinto
Qualified Person
Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the list of EMX royalty assets.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	52

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Appendix B - Mineral Reserve and Resource Statements
Caserones
Subsequent to December 31, 2024, the mineral resources and mineral reserves were updated to year-end 2024 by Lundin as given below (see Lundin February Release and Lundin AIF for the Year Ended 2024):

Caserones Mineral Resource Statement, Effective December 31, 2024
		Grade		Contained Metal
	Ktonnes	Cu%	Mo%	Cu Kt	Mo Kt
Measured	376,427	0.33	0.01	1,254	42
Indicated	985,390	0.26	0.01	2,463	104
Meas+Ind	1,334,817	0.28	0.01	3,717	145
Inferred	116,466	0.22	0.01	256	12
Notes:
1.Totals may not sum correctly due to rounding.
2.Resource metal price assumption of $4.43/lb copper.
3.Open pit mineral resources are reported within a conceptual pit shell.
4.Open pit cut-off grades of 0.13% Cu for the concentrator and 0.08% Cu for the dump leach.
5.Mineral resources are inclusive of mineral reserves.

Caserones Mineral Reserve Statement, effective December 31, 2024
		Grade		Contained Metal
	Ktonnes	Cu%	Mo%	Cu Kt	Mo Kt
Proven	362,249	0.33	0.01	1,197	40
Probable	522,057	0.27	0.01	1,405	53
Total P+P	884,306	0.29	0.01	2,602	93
Notes:
1.Totals may not sum correctly due to rounding.
2.Reserve metal price assumption of $3.85/lb copper.
3.Mineral Reserves are estimated using open pit discard NSR cut-off values of:
a.$11.08/t for ore processed via concentrating and
b.$2.98/t for ore delivered to the heap leach and SX/EW processing.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	53

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Diablillos

Diablillos Mineral Resource Statement, Effective as of November 22, 2023
Deposit	Category	Ktonnes	Ag g/t	Au g/t	AgEq g/t	Ag Koz	Au Koz	AgEq Koz
Oculto	Measured	12,170	101	0.95	178	39,519	372	69,523
	Indicated	34,654	64	0.85	133	71,306	947	147,748
	Meas&Ind	46,824	74	0.88	145	111,401	1,325	218,335
	Inferred	3,146	21	0.68	76	2,124	69	7,677
JAC	Measured	1,870	210	0.17	224	12,627	10	13,452
	Indicated	3,416	198	0.12	208	21,744	13	22,808
	Meas&Ind	5,286	202	0.13	212	34,329	22	36,191
	Inferred	77	77	-	77	190	-	190
Fantasma	Measured	-	-	-	-	-	-	-
	Indicated	683	105	-	105	2,306	-	2,306
	Meas&Ind	683	105	-	105	2,306	-	2,306
	Inferred	10	76	-	76	24	-	24
Laderas	Measured	-	-	-	-	-	-	-
	Indicated	464	16	0.91	89	239	14	1,334
	Meas&Ind	464	16	0.91	89	239	14	1,334
	Inferred	55	43	0.57	89	76	1	157
Total	Measured	14,040	116	0.85	184	52,146	382	82,975
	Indicated	39,217	76	0.77	138	95,594	974	174,196
	Meas&Ind	53,257	87	0.79	151	148,275	1,360	258,087
	Inferred	3,288	23	0.66	76	2,415	70	8,049
Notes:
1.The formula for calculating AgEq is: Silver Eq = Silver + Gold x (Gold Price/Silver Price) x (Gold Recovery/Silver Recovery).
2.The mineral resource is reported inside a conceptual Whittle open pit shell derived using US$ 24.00/oz Ag price, US $1,850/oz Au price, 82.6% process recovery for Ag, and 86.5% process recovery for Au. The constraining open pit optimization parameters used were US $1.94/t mining cost, US $22.97/t processing cost, US $3.32/t G&A cost, and average 51-degree open pit slopes.
3.A Net Value per block (“NVB”) cut-off was used to constrain the Mineral Resource with the conceptual open pit. The NVB method resulted in an average equivalent cut-off grade of approximately 45g/t AgEq.
4.All figures are rounded to reflect the relative accuracy of the estimates. Minor discrepancies may occur due to rounding.

Diablillos Mineral Reserve Estimate, as of March 7, 2024
		Grade		Contained Metal
	Ktonnes	Ag (g/t)	Au (g/t)	Ag Kt	Au Kt
Proven	12,364	118	0.86	46,796	341
Probable	29,930	80	0.80	76,684	766
Total P+P	42,294	91	0.81	123,480	1,107
Notes:
1. Mineral reserves have an effective date of March 7th, 2024.
2. The Qualified Person for the Mineral Reserve Estimate is Mr. Miguel Fuentealba, P.Eng.
3. The mineral reserves were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), Definition Standards for Mineral Resources and Reserves, as prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

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Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
4. The mineral reserves were based on a pit design which in turn aligned with an ultimate pit shell selected from a Whittle TM pit optimization exercise. Key inputs for that process are:
•Metal prices of USD $1,750/oz Au; USD $22.50/oz Ag
•Variable Mining cost by bench and material type. Average costs are USD $1.94/t for all lithologies except for “cover”, Cover mining cost of USD 1.73/t, respectively.
•Processing costs for all zone, USD $22.97/t.
•Infrastructure and G&A cost of USD 3.32/t.
•Pit average slope angles varying from 37° to 60° depending on the geotechnical domain.
•The average recovery is estimated to be 82.8% for silver and 86.6% for gold.
5. The Mineral Reserve Estimate has been categorized in accordance with the CIM Definition Standards (CIM, 2014).
6. A Net Value per block (“NVB”) cut-off was used to constrain the Mineral Reserve with the reserve pit 2shell. The NVB was based on "Benefits = Revenue-Cost" being positive, where, Revenue = [(Au Selling Price (USD/oz) - Au Selling Cost (USD/oz)) x (Au grade (g/t)/31.1035)) x Au Recovery (%)] + [(Ag Selling Price (USD/oz) - Ag Selling Cost (USD/oz)) x (Ag grade (g/t)/31.1035)) x Ag Recovery (%)] and Cost = Process Cost (USD/t) + Transport Cost (USD/t) + G&A Cost (USD/t) + [Royalty Cost (%) x Revenue]. The NVB method resulted in an average equivalent cutoff grade of approximately 46g/t AgEq.
7. In-situ bulk density was read from the block model, assigned previously to each model domain during the process of mineral resource estimation, according to samples averages of each lithology domain, separated by alteration zones and subset by oxidation.
8. All tonnages reported are dry metric tonnes and ounces of contained gold and silver are troy ounces.
9. All figures are rounded to reflect the relative accuracy of the estimates. Minor discrepancies may occur due to rounding to appropriate significant figures.

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